Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

BY AND AMONG

H.B. FULLER COMPANY

(“Parent”),

HBF WINDSOR HOLDING CO.

(the “Purchaser”),

ASP ROYAL ACQUISITION CORP.

(the “Company”)

AND

ASP ROYAL HOLDINGS LLC

(the “Seller”)

DATED AS OF SEPTEMBER 2, 2017

TABLE OF CONTENTS

i

ii

ARTICLE 9 CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER	64
Section 9.1 Representations and Warranties Accurate	64
Section 9.2 Performance	64
Section 9.3 Legal Prohibition	64
Section 9.4 HSR Act	64
Section 9.5 Frustration of Closing Conditions	65
Section 9.6 Officer Certificate	65

ARTICLE 10 TERMINATION	65
Section 10.1 Termination	65
Section 10.2 Effect of Termination	66
Section 10.3 Purchaser Termination Fee	65

ARTICLE 11 MISCELLANEOUS	66
Section 11.1 Survival	67
Section 11.2 Amendment	68
Section 11.3 Entire Agreement	68
Section 11.4 Headings	68
Section 11.5 Notices	68
Section 11.6 Exhibits and Disclosure Letters	69
Section 11.7 Waiver	69
Section 11.8 Binding Effect; Assignment	70
Section 11.9 No Third Party Beneficiary	70
Section 11.10 Counterparts	70
Section 11.11 Release	71
Section 11.12 Governing Law	71
Section 11.13 Exclusive Jurisdiction; Consent to Service of Process	71
Section 11.14 Waiver of Jury Trial	71
Section 11.15 Expenses	72
Section 11.16 Specific Performance	72
Section 11.17 No Recourse	73
Section 11.18 Severability	73
Section 11.19 Parent Guaranty	74

ANNEXES AND EXHIBITS

Exhibit A    Accounting Methodology

Exhibit B    Form of Escrow Agreement

Exhibit C    Net Working Capital

DISCLOSURE LETTERS

Company Disclosure Letter

Purchaser Disclosure Letter

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of September 2, 2017, by and among H.B. FULLER COMPANY, a Minnesota corporation (“Parent”), HBF WINDSOR HOLDING CO., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser” and together with Parent, the “Purchaser Parties”), ASP ROYAL ACQUISITION CORP., a Delaware corporation (the “Company”), and ASP ROYAL HOLDINGS LLC, a Delaware limited liability company (the “Seller”).

RECITALS

WHEREAS, the Seller owns one-hundred (100) shares of common stock, par value $0.01, of the Company (the “Shares”), which represent one-hundred percent (100%) of the outstanding Equity Interests (as defined below) of the Company;

WHEREAS, at Closing, the Seller desires to sell, and the Purchaser desires to purchase, directly or indirectly through one of its Subsidiaries, the Shares on the terms and subject to the conditions set forth in this Agreement (the “Acquisition”); and

WHEREAS, the respective boards of directors of Parent, the Purchaser, the Company and the Seller have each approved this Agreement and the Acquisition upon the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. The following terms, whenever used herein, shall have the following meanings for all purposes of this Agreement.

“280G Approval” has the meaning set forth in Section 7.12.

“Accounting Methodology” means the accounting principles set forth on Exhibit A.

“Acquisition” has the meaning set forth in the Recitals.

“Acquisition Transaction” has the meaning set forth in Section 7.14.

“Action” means any audit, litigation, lawsuit, arbitration, mediation, investigation or other legal proceeding, in each case by or before any Governmental Authority, whether civil, criminal, administrative or otherwise, in law or in equity.

“Adjustment Time” means as of the close of business on the day immediately preceding the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise; provided, that, for purposes of Section 5.19, in no event shall the Company or any of the Company Subsidiaries be considered an Affiliate of any other portfolio company of any investment fund affiliated with American Securities LLC nor shall any other portfolio company of any investment fund affiliated with American Securities LLC be considered to be an Affiliate of the Company or any of the Company Subsidiaries.

“Affiliate Arrangements” has the meaning set forth in Section 5.19.

“Agreement” has the meaning set forth in the Preamble.

“Anti-boycott Laws” means the 1977 amendments to the U.S. Export Administration Act (50 U.S.C. App. §§ 2401-2420), and the regulations and guidelines issued pursuant thereto, including (i) the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce, and (ii) the Ribicoff Amendment to the 1976 Tax Reform Act (Section 999 of the Code).

“Assets” has the meaning set forth in Section 5.24.

“Assumed Bonus Plans” has the meaning set forth in Section 7.8(c).

“Audited Balance Sheet” means the consolidated balance sheet as of September 30, 2016 included in the Financial Statements.

“Audited Financial Statements” shall have the meaning as set forth in the definition of Financial Statements.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law or Order to close.

“Carryforward” has the meaning set forth in Section 7.10(a).

“Carryforward Schedule” has the meaning set forth in Section 7.10(b).

“Cash and Cash Equivalents” means the aggregate amount, without duplication, of all cash and cash equivalents held by, and reflected on the books and records of, the Company and the Company Subsidiaries (including marketable securities, short term investments, and the amounts of any received but uncleared checks, drafts and wires, and deducting the amounts of any issued but uncleared checks, drafts and wires), calculated on a consolidated basis and determined in accordance with the Accounting Methodology. For Cash and Cash Equivalents held in non-United States dollars, the amount of such Cash and Cash Equivalents will be determined by using the Exchange Rates to denominate the value of such Cash and Cash Equivalents in United States dollars. In addition, but without duplication of any amount, up to $300,000 of escrowed cash and cash equivalents held on the Closing Date for the benefit of the Company or the Company Subsidiaries shall be counted as “Cash and Cash Equivalents” on the Closing Date.

“Change” has the meaning set forth in the definition of Material Adverse Effect.

“Claims” has the meaning set forth in Section 11.11.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Statement” has the meaning set forth in Section 3.4(a).

“Code” means the Internal Revenue Code of 1986.

“Commitment Letter” has the meaning set forth in Section 6.5(b).

“Common Stock” has the meaning set forth in Section 5.4.

“Company” has the meaning set forth in the Preamble.

“Company Disclosure Letter” has the meaning set forth in Article 5.

“Company Documents” means all of the agreements, documents, instruments or certifications contemplated by this Agreement to be executed by Seller, any Affiliate of Seller, the Company or any Company Subsidiary.

“Company Intellectual Property” has the meaning set forth in Section 5.13(a).

“Company Organizational Documents” means the certificate of incorporation and bylaws (or the equivalent organizational documents) of the Company and Company Subsidiaries.

“Company Plans” has the meaning set forth in Section 5.14(a).

“Company Registered Intellectual Property” means all patents, registered trademarks, registered service marks, registered trade names, registered corporate names and registered copyrights, and all pending applications for any of the foregoing that are owned by the Company or any of the Company Subsidiaries.

“Company Subsidiary” and “Company Subsidiaries” have the meanings set forth in Section 5.5(a).

“Competition Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Law or Order that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Compliant” means, with respect to the Required Financial Information, that: (a) such Required Financial Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of securities by Parent pursuant to a Registration Statement on Form S-1; (b) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable for a registered offering of securities by Parent and are sufficient to permit the Company’s auditors to issue comfort letters to the Financing Sources contemplated by the Commitment Letter, including as to customary negative assurances and change period, in order to consummate any offering of securities on any day during the Marketing Period and the Company’s auditors have delivered a draft of a customary comfort letter; and (c) such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact regarding the Company and the Company Subsidiaries necessary in order to make such Required Financial Information not materially misleading in light of the circumstances under which they were made.

“Confidentiality Agreement” has the meaning set forth in Section 7.3(b).

“Continuing Employees” has the meaning set forth in Section 7.8(a).

“Contract” means any written contract, indenture, note, bond, lease, commitment or other legally binding agreement.

“date hereof” and “date of this Agreement” means the date first written above.

“Divestiture” has the meaning set forth in Section 7.4(e)(i).

“Encumbrance” means any and all liens, charges, mortgages, options, pledges, rights of first offer or refusal, security interests, hypothecations, easements, rights-of-way, zoning restrictions, defects or irregularities in title, or other encumbrances in respect of any property or asset.

“Enterprise Value” means an amount equal to $1,575,000,000.

“Environmental Claim” shall mean any notice by a Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the presence, or Release into the environment, of any Hazardous Material, whether or not owned by the Company or any of the Company Subsidiaries or (ii) any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all applicable Laws concerning pollution or protection of human health (to the extent relating to exposure to Hazardous Material) or the environment.

“Environmental Permit” means any permit, license, authorization, consent or similar approval required by or necessary to comply with Environmental Laws.

“Equitable Exceptions” has the meaning set forth in Section 4.2.

“Equity Interests” means (a) any partnership interests, (b) any membership interests or units, (c) any shares of capital stock, (d) any other interest or participation that confers on a Person the right to receive a unit of the profits and losses of, or distribution of assets of, the issuing entity, (e) any subscriptions, calls, warrants, options, or commitments of any kind or character relating to, or entitling any Person or entity to purchase or otherwise acquire membership interests or units, capital stock, or any other equity securities, (f) any securities convertible into or exercisable or exchangeable for partnership interests, membership interests or units, capital stock, or any other equity securities, (g) restricted stock units, profits interests, profit participation, stock appreciation rights, phantom stock, or (h) any other interest classified as an equity security of a Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with the Company as such terms are defined in Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” has the meaning set forth in Section 3.3(a)(i).

“Escrow Agent” means JPMorgan Chase Bank, N.A., a national banking association.

“Escrow Agreement” means the escrow agreement to be entered into at Closing by and among Parent, the Seller and Escrow Agent in substantially the form attached hereto as Exhibit B.

“Escrow Amount” means an amount equal to $10,000,000 to be held and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and pursuant to Section 3.4 hereof.

“Estimated Closing Statement” has the meaning set forth in Section 3.2(b).

“Estimated Purchase Price” has the meaning set forth in Section 3.2(b).

“Estimated Transaction Expenses” has the meaning set forth in Section 3.2(b).

“Excess Tax Liabilities” means the amount of any Tax liabilities the Company or any Company Subsidiary has incurred for any Pre-Closing Tax Period (or any Straddle Period, to the extent allocable to the portion of such Tax Period ending on the Closing Date) that, as of the Closing Date, were not included in the Tax Liability Amount, reduced by (i) any amounts recovered by the Company or any Company Subsidiary under insurance policies or otherwise with respect to such Tax liabilities, and (ii) the amount of any Tax benefit expected to be realized by the Company or any Company Subsidiary in connection with such Tax liabilities.

“Excess Tax Liabilities Notice” has the meaning set forth in Section 7.9(b).

“Exchange Rates” means (a) for purposes of determining the Estimated Purchase Price, the closing exchange rates as reported by Bloomberg, L.P. on the Business Day immediately preceding the date the Estimated Closing Statement is delivered or (b) for purposes of determining the Final Purchase Price, the closing exchange rates as reported by Bloomberg, L.P. on the Closing Date.

“Existing Indemnification Obligations” has the meaning set forth in Section 7.6(a).

“Export Control Laws” means all applicable Laws with respect to the exportation, re-exportation, transshipment, sale or supply of commodities, technology, products, services or software, including (i) the Export Administration Act of 1979; (ii) the Export Administration Regulations; (iii) the International Emergency Economic Powers Act; (iv) the Arms Export Control Act; and (v) the International Traffic in Arms Regulations.

“E&Y” has the meaning set forth in Section 7.7.

“Final Closing Statement” has the meaning set forth in Section 3.4(b)(iv).

“Final Purchase Price” has the meaning set forth in Section 3.4(b)(iv).

“Financial Statements” means (i) the audited consolidated balance sheets of OperatingCo and its Subsidiaries as at each of September 30, 2016, 2015 and 2014 and the related audited consolidated statements of income, cash flows, statements of operations, and changes in equity of OperatingCo and its Subsidiaries for each of the years then ended together with the notes and schedules thereto (collectively, with the Audited Balance Sheet, the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of OperatingCo and its Subsidiaries (the “Unaudited Balance Sheet”) as at each of June 30, 2017 and 2016 and the related unaudited consolidated statements of income, cash flows, and changes in equity of OperatingCo and its Subsidiaries for each of the nine-month periods then ended together with the notes and schedules thereto (collectively, with the Unaudited Balance Sheet, the “Unaudited Financial Statements”).

“Financing” has the meaning set forth in Section 6.5(b).

“Financing Sources” has the meaning set forth in Section 6.5(b).

“GAAP” means United States generally accepted accounting principles as in effect, as of such applicable time.

“Governmental Antitrust Entity” means any Governmental Authority with regulatory jurisdiction over enforcement of any applicable Competition Law.

“Governmental Authority” means any nation or government, any state, province or other political subdivision thereof, or any government authority, agency, department, board, tribunal, commission or instrumentality of the United States of America, any foreign government, any international or supranational authority, any state of the United States of America, or any municipality or other political subdivision of any of the foregoing, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

“Governmental Authorizations” has the meaning set forth in Section 4.3.

“Hazardous Material” means any substance, material or waste that is defined or regulated as “hazardous,” or “toxic,” or as a “pollutant,” or a “contaminant” under any applicable Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Import Laws” means all applicable Laws related to the importation of goods, including the Tariff Act of 1930 (19 U.S.C. § 1202 et seq.) and U.S. Customs and Border Protection regulations (19 C.F.R. Parts 0-192).

“Indebtedness” means, with respect to the Company and Company Subsidiaries, without duplication, and as determined in accordance with the Accounting Methodology, (i) indebtedness for borrowed money, whether evidenced by a note, debenture, bond, mortgage or other debt instrument or debt security (including the Specified Funded Indebtedness), (ii) obligations under any interest rate, currency or other hedging agreement (in each case, valued at the termination value thereof), (iii) obligations under any performance bond or letter of credit, but only to the extent drawn or called, (iv) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, and to the extent, classified and accounted for under the Accounting Methodology as capital leases, (v) any other obligations evidenced by a note, debenture, bond or secured by an Encumbrance; (vi) obligations for the deferred purchase price of property or services; (vii) guarantees with respect to any indebtedness of any other Person of a type described in clauses (i) through (vi) above; (viii) any breakage costs, prepayment penalties or similar fees and amounts associated with Specified Funded Indebtedness or, to the extent any such fees and amounts become payable solely as the result of the Acquisition (including any resulting acceleration), with other Indebtedness; (ix) the Tax Liability Amount, and (x) any amounts payable by the Seller, the Company or any Company Subsidiary pursuant to Section 6.12(e) of that certain Agreement and Plan of Merger by and among ACP Materials LLC, Royal Acquisition Corp., OperatingCo, the Company, ASP Royal Acquisition Merger Sub Corp. and ASP Royal Acquisition Financing Sub Corp., dated as of April 24, 2015. Notwithstanding the foregoing, “Indebtedness” shall not include (A) any amounts reflected in Transaction Expenses or Net Working Capital, (B) any obligations that are solely between and among the Company and Company Subsidiaries, (C) any Indebtedness incurred by the Purchaser and its Affiliates (and subsequently assumed by the Company or any of the Company Subsidiaries) on the Closing Date, (D) any endorsement of negotiable instruments for collection in the Ordinary Course of Business, (E) any deferred revenue, and (F) any breakage costs, prepayment penalties or similar fees and amounts associated with Indebtedness other than as described in clause (viii). For Indebtedness payable in non-United States dollars, the amount of such Indebtedness will be determined by using the Exchange Rates to denominate the value of such Indebtedness in United States dollars.

“Indebtedness Payoff Amount” means the aggregate principal amount of the Specified Funded Indebtedness, plus all accrued but unpaid interest, fees and other amounts payable thereon (including any premiums, penalties or other obligations relating thereto), in each case, calculated as of the Closing without giving effect to the transactions contemplated by this Agreement.

“Indemnified Parties” has the meaning set forth in Section 7.6(a).

“Independent Accountant” has the meaning set forth in Section 3.4(b)(iii).

“Insurance Policies” has the meaning set forth in Section 5.16.

“Intellectual Property” means any intellectual property or proprietary rights, including the following: (i) inventions and concepts whether or not reduced to practice; (ii) patentable, patents and patent applications; (iii) industrial design registrations and applications; (iv) trademarks, service marks, trade dress, trade names, corporate names and logos, as well as all goodwill related thereto; (v) copyrights and mask works; or (vi) trade secrets under applicable Law, and (vii) confidential and proprietary information and know-how.

“Intercompany Notes” means the Intercompany U.S.-U.K. Note and the Intercompany U.S.-Germany Note.

“Intercompany U.S.-Germany Note” means that certain Global Intercompany Promissory Note, dated July 31, 2013, made by ADCO Global, Inc. in favor of ADCO Europe Holding GmbH.

“Intercompany U.S.-U.K. Note” means that certain Loan Agreement, dated as of April 2, 2015, by and between ADCO Global, Inc. as lender, and Kömmerling UK Limited, as borrower.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means, (i) when used with respect to the Purchaser, the actual knowledge of James Owen, John Corkrean and Timothy Keenan, and (ii) when used with respect to the Company or any Company Subsidiary, the actual knowledge of Theodore Clark, Wayne Byrne, Virginia Buttala, Bernd Helfrich, and Richard Foukes; provided, that if the subject matter of such representation, warranty or covenant is not within the direct responsibility of such person, such person shall make reasonable inquiry of others who have such direct responsibility.

“Law” means any federal, state, provincial, local, foreign law, statute, code, ordinance, rule or regulation, any treaty or international law, or any other requirement or rule of law of any applicable Governmental Authority.

“Leased Real Property” means any real property that is affected by a Real Property Lease.

“Look-Back Date” means June 19, 2015.

“made available” means uploaded to the electronic data room maintained on behalf of Seller in connection with the transactions contemplated hereby and made available to Parent or those representatives of Parent designated for access to such data room prior to the date hereof,.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date of this Agreement (a) beginning on the later of the first day on which, and throughout which, the Purchaser shall have received the Required Financial Information (and shall have continued to receive promptly any necessary updates and supplements) required pursuant to Section 7.16(e), and such Required Financial Information is Compliant and (b) at the end of which all conditions set forth in Article 8 and Article 9 have been satisfied or waived (other than those conditions which by their terms are to be satisfied at the Closing); provided, that (i) November 22, 2017 and November 24, 2017 shall be disregarded for purposes of calculating such fifteen (15) consecutive Business Day period and (ii) such fifteen (15) consecutive Business Day period shall either end prior to December 18, 2017 or commence on or after January 2, 2018. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (i) OperatingCo’s auditors shall have withdrawn its audit opinion with respect to the OperatingCo’s most recent annual audited financial statements, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the consolidated financial statements of OperatingCo for the applicable periods, (ii) OperatingCo (or any Affiliate thereof) has determined that a restatement of any financial information included in the Required Financial Information is required or that such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or OperatingCo (and any such Affiliate) has concluded that no such restatement shall be required, and the requirements in clauses (a), (b) and (c) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15) consecutive Business Day period or (iii) the Required Financial Information would not be Compliant at any time during such fifteen (15) consecutive Business Day period, in which case a new fifteen (15) consecutive Business Day period shall commence upon the receipt by the Purchaser and the Financing Sources of updated Required Financial Information that would be Compliant, and the requirements in clauses (a), (b) and (c) (if applicable) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15) consecutive Business Day period (for the avoidance of doubt, it being understood that, if at any time during the Marketing Period the Required Financial Information provided at the initiation of the Marketing Period ceases to be Compliant, then the Marketing Period shall be deemed not to have occurred). Notwithstanding the provisions of this paragraph, the Marketing Period shall end on any earlier date on which the Financing is consummated in full. Notwithstanding anything in this Agreement to the contrary, if OperatingCo shall in good faith reasonably believe that it has delivered, or caused to be delivered, the Required Financial Information and that such Required Financial Information is Compliant, then OperatingCo may deliver to the Purchaser written notice to that effect (stating when it believes it completed the applicable delivery), in which case the Required Financial Information shall be deemed to have been delivered on the date of the applicable notice, in each case unless the Purchaser in good faith reasonably believes that the Company shall not have completed delivery of the Required Financial Information, and within three (3) Business Days after its receipt of such notice from the Company, the Purchaser delivers written notice to the Company to that effect (stating with specificity the Required Financial Information that has not been delivered or is not Compliant).

“Material Adverse Effect” means any event, act, change, effect, circumstance, state of facts or development (“Change”) that has or would reasonably be expected to (i) have a material and adverse effect on the business, financial condition or results of operations of the Company and Company Subsidiaries taken as a whole or (ii) prevent or materially delay past the Outside Date the consummation of the transactions contemplated by this Agreement by Seller or the

Company; provided, however, that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or may be, a Material Adverse Effect: (i) the effect of any Change in the United States or foreign economies or securities, financial, banking or credit markets (including changes in interest or exchange rates) or geopolitical conditions in general; (ii) the effect of any Change that generally affects any industry in which the Company or any Company Subsidiary operates or seasonal changes in the results of operations of the Company or Company Subsidiary; (iii) the effect of any Change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage, terrorism or military actions, or any escalation or material worsening of any such hostilities, acts of war, sabotage, terrorism or military actions; (iv) the effect of any action or any omission to act taken by the Company or the Seller where such act or omission is expressly required by this Agreement or with the written consent of or at the written request of Purchaser; (v) the effect of any Change in applicable Law or accounting rules or regulatory conditions or any action required to be taken under any applicable Law or Order or any existing Contract by which the Company or any Company Subsidiary (or any of their respective properties) is bound; (vi) the failure of the Company or any Company Subsidiary to meet any of its internal projections (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect to the extent permitted by this Agreement); (vii) any Change resulting from the negotiation, execution, announcement, pendency or performance of this Agreement, compliance with terms of this Agreement or the consummation of the transactions contemplated by this Agreement or any communication by the Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to any of the businesses of the Company or any Company Subsidiary, including (A) losses or threatened losses of, or any adverse change in the relationship with employees, customers, suppliers, distributors, financing sources, joint venture partners, licensors, licensees or others having relationships with the Company or any Company Subsidiary and (B) the initiation of litigation or other administrative proceedings by any Person with respect to this Agreement or any of the transactions contemplated hereby, except to the extent resulting from a breach of this Agreement by Seller or the Company; or (viii) any breach by Parent or Purchaser of their respective obligations under this Agreement, except, in the case of clauses (i) through (iii) or (v) above, to the extent any such Change has had a disproportionate effect on the business of the Company compared to other similarly situated companies. For the avoidance of doubt, a Material Adverse Effect shall be measured only against past performance of the Company and Company Subsidiaries taken as a whole, and not against any forward-looking statements, financial projections or forecasts of the Company or any Company Subsidiary.

“Material Contract” has the meaning set forth in Section 5.8(a).

“Net Working Capital” means an amount equal to the current assets of the Company and Company Subsidiaries minus the current liabilities of the Company and Company Subsidiaries, in each case, solely to the extent such assets and liabilities are within the line items described and set forth on Exhibit C. For the avoidance of doubt, “Net Working Capital” shall not include any income Tax assets, income Tax liabilities, deferred Tax assets, deferred Tax liabilities, and amounts reflected in Indebtedness, Cash and Cash Equivalents or Transaction Expenses or subject to Section 7.9 or Section 7.10.

“Non-Party Affiliates” has the meaning set forth in Section 11.17.

“Non-US Plan” has the meaning set forth in Section 5.14(e).

“OperatingCo” means Royal Holdings Inc., a Delaware corporation.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Authority.

“Ordinary Course of Business” means, with respect to the Company and the Company Subsidiaries, the ordinary and usual course of business of the Company and Company Subsidiaries (taken as a whole) consistent with past practice.

“Other Costs” has the meaning set forth in Section 10.3(d).

“Owned Real Property” and “Owned Real Properties” have the meanings set forth in Section 5.11(b).

“Parent” has the meaning set forth in the Preamble.

“Payoff Letters” has the meaning set forth in Section 3.2(a)(i).

“PBGC” means the United States Pension Benefit Guaranty Corporation.

“Permitted Commitment Amendments” has the meaning set forth in Section 7.16(b).

“Permitted Encumbrances” means, (i) Encumbrances securing the obligations of the Company and Company Subsidiaries pursuant to the Specified Funded Indebtedness (which Encumbrances shall be removed on the Closing Date), (ii) Encumbrances expressly disclosed in the Audited Financial Statements, (iii) Encumbrances for Taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings, (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrances arising in the Ordinary Course of Business (v) Encumbrances relating to the transferability of securities under applicable securities laws, (vi) Encumbrances securing rental payments under capitalized leases, (vii) Encumbrances in favor of the lessors under the Real Property Leases, or encumbering the interests of such lessors of real property, (viii) licenses of Intellectual Property rights granted in the Ordinary Course of Business, (ix) minor imperfections or irregularities in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights of way, covenants, restrictions and other similar encumbrances of record as of the date hereof and (x) the Encumbrances set forth on Section 1.1(a) of the Company Disclosure Letter.

“Person” means any individual, corporation (including any not for profit corporation), general or limited partnership, limited liability partnership, joint venture, estate, trust, firm, company (including any limited liability company or joint stock company), association, organization, entity or Governmental Authority.

“Pre-Closing Tax Period” means any taxable period or portion thereof ending on or before the Closing Date.

“Purchase Price” means an amount equal to (i) the Enterprise Value minus (ii) the Indebtedness as of the Adjustment Time, plus (iii) Cash and Cash Equivalents as of the Adjustment Time, minus (iv) Transaction Expenses as of the Closing, plus (v) the amount, if any, by which Net Working Capital as of the Adjustment Time exceeds the Target Net Working Capital, and minus (vi) the amount, if any, by which the Net Working Capital as of the Adjustment Time is less than the Target Net Working Capital.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Disclosure Letter” has the meaning set forth in Article 6.

“Purchaser Documents” means all of the agreements, documents, instruments or certifications contemplated by this Agreement to be executed by the Purchaser.

“Purchaser Parties” has the meaning set forth in the Preamble.

“Purchaser Plans” has the meaning set forth in Section 7.8(b).

“Purchaser Termination Fee” means $78,750,000.

“Real Property Lease” and “Real Property Leases” have the meanings set forth in Section 5.11(a).

“Related Persons” has the meaning set forth in Section 5.19.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, or dumping, of any Hazardous Material through the environment.

“Released Parties” has the meaning set forth in Section 11.11.

“Releasing Parties” has the meaning set forth in Section 11.11.

“Representatives” or “representatives” means, with respect to any Person, any director, manager, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person.

“Required Financial Information” means (a) the historical financial statements (including audited and reviewed statements for the periods set forth in the Commitment Letter), financial data, audit reports and other information of OperatingCo and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered public offering(s) of securities by the Purchaser, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of securities will be made, or as otherwise necessary in order to assist in receiving customary “comfort” from the Company’s auditors in connection with the offering(s) of securities contemplated by the Commitment Letter, it being understood and agreed that such information shall not include pro forma financial statements or projections, (b) any replacements or restatements of any of the foregoing, and any supplements thereto, and (c) the authorization letters and consents referred to in Section 7.16(e)(i) and Section 7.16(e)(v).

“Sanctions Authorities” means (a) the United States government; (b) Canada; (c) the United Nations (including the United Nations Security Council); (d) the European Union; (e) the United Kingdom; (f) the respective Governmental Authorities of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the United States Department of the Treasury and Her Majesty’s Treasury; and (g) any other sanctions authority with jurisdiction over the Company and/or the Company Subsidiaries.

“Sanctions Laws” means any trade, financial or other economic sanctions Laws, including any restrictive measures administered, enacted, imposed, or enforced by any Sanctions Authority, including but not limited to: (i) the International Emergency Economic Powers Act; (ii) the Trading with the Enemy Act; and (iii) the embargo and trade sanctions programs issued thereunder and administered by the U.S. Treasury Department’s Office of Foreign Assets Control.

“Sanctions Lists” means (a) the “Specially Designated Nationals and Blocked Persons” list, the “Consolidated Non-SDN” list, the “Foreign Sanction Evaders” list and the “Sectoral Sanctions Identification” list, all as maintained by the Office of Foreign Assets Control of the United States Department of the Treasury; (b) the “Entity List”, the “Unverified List”, and the “Denied Persons List”, all as maintained by the Bureau of Industry and Security of the U.S. Department of Commerce, (c) any executive order or annex thereto issued by the President of the United States identifying Persons with whom or with which U.S. Persons are prohibited from doing business; (d) any Persons otherwise identified in writing by the U.S. government as a Person with whom or with which conducting business would constitute a violation of U.S. Law; (e) the Consolidated List of Financial Sanctions Targets maintained by Her Majesty’s Treasury; (f) any similar lists maintained by, or public announcement of Sanctions Laws designation made by, any of the Sanctions Authorities.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 6.11.

“Seller” has the meaning set forth in the Preamble.

“Shares” has the meaning set forth in the Recitals.

“Significant Customers” has the meaning set forth in Section 5.8(a)(vi).

“Significant Suppliers” has the meaning set forth in Section 5.8(a)(vi).

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (a) the amount of the present fair saleable value (on a going concern basis) of the assets of such Person will, as of such date, exceed the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (b) the present fair saleable value (on a going concern basis) of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liabilities of such Person on its debts as such debts become absolute and matured, as such amounts are determined in accordance with applicable Law governing determinations of the insolvency of debtors, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (d) such Person will be able to pay its debts as they mature. For purposes of this definition, (i) “debt” means liability on a “claim” and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Affiliate Arrangements” means all Affiliate Arrangements other than those (i) set forth on Section 1.1(b) of the Company Disclosure Letter or (ii) designated prior to closing as such with the consent of the Purchaser.

“Specified Funded Indebtedness” means the Indebtedness set forth on Section 1.1(c) of the Company Disclosure Letter.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone and/or through and/or together with any other Subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the voting stock or other equity or partnership interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body, of such legal entity or of which the specified Person controls the management.

“Target Net Working Capital” means $88,669,071.

“Tax” or “Taxes” means (i) all federal, state, county, local, municipal, and foreign taxes, charges, imposts, levies, assessments, duties or similar charges, including all net income, gross receipts, capital, capital gains, sales, use, ad valorem, value added, goods and services, consumption, transfer, franchise, margin, levies, imposts, bank shares, profits, inventory, capital stock, license, withholding, payroll, employment, employer health, social security, unemployment, excise, severance, deed, stamp, occupation, real and personal property, alternative, net-worth or add-on minimum, environmental, estimated, customs duties, escheat or unclaimed property payments, or other taxes, assessments, duties, levies or similar governmental charges in the nature of a Tax imposed by any Taxing Authority, whether or not disputed, and (ii) all interest, penalties, fines, additions to tax and any additional amounts imposed with respect to such amounts by any Governmental Authority.

“Tax Liability Amount” means an amount equal to (a) the positive amount of unpaid Taxes of the Company owed for any Pre-Closing Tax Period, plus (b) the positive amount of unpaid Taxes of the Company owed for any Straddle Period, to the extent allocable to the portion of such Tax Period ending on the Closing Date, plus (c) any unpaid German real estate transfer Taxes related to prior acquisitions by the Company or the Company Subsidiaries.

“Tax Returns” means any report, declaration, return, information return, claim for refund, election, disclosure, estimate or statement required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements between the Company and any Company Subsidiary and any Person who is not the Company or a Company Subsidiary that provide for the allocation, apportionment, sharing, assignment or indemnification of any Tax liability or benefit or the transfer or assignment of income, revenues, receipts or gains for the purpose of determining any Person’s Tax liability (other than commercial agreements the primary purpose of which does not relate to Taxes).

“Termination Date” has the meaning set forth in Section 10.1(b).

“Title IV Plan” has the meaning set forth in Section 5.14(d).

“Transaction Documents” means the Company Documents and Purchaser Documents.

“Transaction Expenses” means, with respect to the Company and Company Subsidiaries, without duplication, the aggregate amount of (a) any management or monitoring fees (including any expense reimbursement) payable by the Company to American Securities LLC or any of its Affiliates that have not been paid as of the Closing, (b) all fees and disbursements of attorneys, investment bankers, accountants and other professional advisors and any other fees and expenses, which, in each case, have been incurred by the Company or Company Subsidiaries (or on behalf of the Seller or its Affiliates, to the extent such costs and expenses are a liability of the Company or Company Subsidiaries) in connection with the preparation, execution, performance and consummation of this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby but have not been paid as of the Closing, (c) any sale, change of control, retention or similar bonuses or payments payable to current or former directors, officers, managers, employees or independent contractors of the Company or any Company Subsidiaries, or accelerated at or following the Closing solely as a result of the consummation of the transactions contemplated by this Agreement and without further action by the Company or Company Subsidiaries, (d) any amounts payable under the ADCO Europe Holding GmbH Phantom Stock Plan, (e) all brokers and finders fees incurred by the Company or Company Subsidiaries in connection with the transactions contemplated by this Agreement that have not been paid at Closing, and (f) the employer portion of any payroll Taxes payable in connection with the foregoing clauses (c) and (d); provided, however, that no fees or expenses of the Purchaser or its Affiliates are included in “Transaction Expenses”; and provided further, that “Transaction Expenses” shall not include any amounts reflected in Indebtedness or as a liability in the calculation of Net Working Capital.

“Transaction Tax Benefit” means any income Tax refund, credit against Taxes otherwise due or similar reduction in income Tax otherwise due actually realized by Purchaser or any of its Affiliates (including, for all periods after the Closing Date, the Company and the Company Subsidiaries) that are attributable to the Transaction Tax Deductions (determined on a with and without basis).

“Transaction Tax Deductions” means any Tax deductions relating to (a) any pay down or satisfaction of Indebtedness as of the Adjustment Time, (b) the payment of any Transaction Expenses, and (c) any other payments deductible for Tax purposes by the Company or any Company Subsidiaries attributable to the transactions contemplated by this Agreement that are economically borne by the Seller. With respect to success-based fees, seventy percent (70%) of success fees shall be treated as deductible in accordance with Revenue Procedure 2011-29. To the extent a Tax Refund pursuant to Section 7.9 or the payment of a Transaction Tax Benefit pursuant to Section 7.10 would be deductible, it shall not be considered a Transaction Tax Deduction.

“Transfer Taxes” has the meaning set forth in Section 7.13.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unaudited Balance Sheet” shall have the meaning as set forth in the definition of Financial Statements.

“Unaudited Financial Statements” shall have the meaning as set forth in the definition of Financial Statements.

“Waived 280G Benefits” has the meaning set forth in Section 7.12.

“Weil” has the meaning set forth in Section 7.7.

“Willful Breach” has the meaning set forth in Section 10.2.

Section 1.2 Interpretive Provisions. Unless the express context otherwise requires:

(a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(c) the terms “Dollars” and “$” mean United States Dollars;

(d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement;

(e) wherever the word “include,” “includes,” or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(f) references herein to any gender shall include each other gender;

(g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, however, that nothing contained in this clause (g) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

(i) references herein to any Contract (including this Agreement) mean such Contract as amended, supplemented or modified from time to time in accordance with the terms thereof;

(j) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to and including”;

(k) references herein to any law or any license mean such law or license as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and in effect from time to time;

(l) if the last day for the giving of any notice or the performance of any act required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action shall be extended to the next succeeding Business Day; and

(m) references herein to any law shall be deemed also to refer to all rules and regulations promulgated thereunder.

The parties acknowledge and agree that (i) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (ii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (iii) the terms and provisions of this Agreement shall be construed fairly as to all parties, regardless of which party was generally responsible for the preparation of this Agreement.

ARTICLE 2

PURCHASE AND SALE OF SHARES

Section 2.1 Purchase and Sale of Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell and deliver to the Purchaser, and the Purchaser shall purchase and acquire from the Seller, all right, title and interest in and to the Shares, free and clear of all Encumbrances, other than Encumbrances created or imposed by the Purchaser or generally applicable restrictions on the transferability of securities under applicable securities Laws, in exchange for the Seller receiving from the Purchaser the Purchase Price.

Section 2.2 Withholding. All payments made pursuant to this Agreement shall be reduced by any income or employment Tax withholding required under the Code or any applicable state, local or foreign Tax laws. To the extent that any amounts so withheld are paid to the applicable Governmental Authority when due, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3

THE CLOSING

Section 3.1 Closing; Closing Date. The consummation of the Acquisition (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP, 767 5th Avenue, New York, NY 10153, at 10:00 A.M. local time, on the second (2nd) Business Day after the date that the conditions set forth in Article 8 and Article 9 (other than those conditions which, by their terms, are to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) shall have been satisfied or waived by the party entitled to waive the same, or at such other time, place and date that the Company and the Purchaser may agree in writing; provided that, notwithstanding the foregoing, the Closing shall not occur before the earlier of (i) a date before or during the Marketing Period specified by the Purchaser on no fewer than three (3) Business Days’ notice to the Seller (unless a shorter period shall be agreed to by the Seller) and (ii) the third (3rd) Business Day following the final day of the Marketing Period. The date upon which the Closing occurs is referred to herein as the “Closing Date.”

Section 3.2 Pre-Closing Actions. At least two (2) Business Days prior to the Closing Date,

(a) the Company shall deliver to the Purchaser:

(i) one or more customary payoff letters (the “Payoff Letters”) in respect of the Indebtedness Payoff Amount, which shall be in form and substance reasonably satisfactory to Purchaser and shall authorize and effect the release of all Encumbrances securing the Specified Funded Indebtedness upon payment of the Indebtedness Payoff Amount in full; and

(ii) one or more Payoff Letters or invoices (with wiring instructions set forth therein) in respect of the Transaction Expenses, which shall be in form and substance reasonably satisfactory to the Purchaser;

(iii) duly executed written resignations or removals, including termination of any related services agreements (which shall not require any release or waiver, but merely a statement of resignation), in form and substance reasonably satisfactory to the Purchaser, effective as of the Closing, of each of the members of the boards of directors and boards of managers of the Company and Company Subsidiaries, in each case, that have been requested to resign by the Purchaser in writing to the Company at least seven (7) Business Days prior to the Closing Date;

(iv) if requested by Purchaser with respect to any directors’ qualifying shares or other Equity Interests of any Company Subsidiary held by any Person other than the Company or a wholly owned Subsidiary of the Company, all necessary documentation to effect the transfer of such Equity Interests to the Person or Person(s) designated by Purchaser or duly executed option agreements to permit such transfer at a later date at the unilateral election of Purchaser, all in form and substance reasonably satisfactory to Purchaser; and

(v) evidence that the Specified Affiliate Arrangements shall have been settled or terminated without any further liability or obligation to the Company or any Company Subsidiary.

(b) the Seller shall deliver, or cause to be delivered, to the Purchaser a statement (the “Estimated Closing Statement”) setting forth the Seller’s estimate of the Purchase Price (“Estimated Purchase Price”) and which shall reflect its estimate of (i) the aggregate amount of Indebtedness as of the Adjustment Time, (ii) Cash and Cash Equivalents as of the Adjustment Time, (iii) Transaction Expenses as of the Adjustment Time (“Estimated Transaction Expenses”), and (iv) Net Working Capital as of the Adjustment Time, and including reasonably detailed calculations demonstrating each such component of the Estimated Purchase Price. The Estimated Closing Statement shall be prepared in good faith based upon the books and records of the Company and Company Subsidiaries in accordance with the definitions as provided in this Agreement and the Accounting Methodology. The Estimated Closing Statement shall be binding on the parties hereto for purposes of this Section 3.2(b) and for purposes of determining the Estimated Purchase Price in this Section 3.2(b), absent manifest error.

Section 3.3 Closing Actions.

(a) At the Closing, the Purchaser shall pay or cause to be paid:

(i) to the Escrow Agent, by wire transfer of immediately available funds to such bank account(s) designated in writing by the Escrow Agent, for deposit in an escrow account (the “Escrow Account”), the Escrow Amount, to be held in the Escrow Account and distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and this Agreement;

(ii) the Indebtedness Payoff Amount, on behalf of the Company to the lenders thereof in accordance with the Payoff Letters for the Specified Funded Indebtedness;

(iii) the applicable portion of the Estimated Transaction Expenses, by wire transfer of immediately available funds, to each of the payees thereof (on behalf of the Company) in accordance with the applicable Payoff Letters or invoices delivered in accordance with Section 3.2(a)(ii); and

(iv) the Estimated Purchase Price, less the amounts paid in clauses (i) through (iii) above, to the Seller, by wire transfer of immediately available funds, to such bank account(s) designated in writing by the Seller no less than two (2) Business Days prior to the Closing.

(b) At the Closing, the Purchaser, the Seller and the Escrow Agent shall execute and deliver the Escrow Agreement.

Section 3.4 Post-Closing Actions.

(a) As promptly as practicable, but no later than seventy-five (75) days after the Closing Date, the Purchaser shall cause to be prepared and delivered to the Seller a statement (the “Closing Statement”) setting forth the Purchaser’s good faith calculation of the Purchase Price and reasonably detailed calculations demonstrating each such component thereof, including Indebtedness as of the Adjustment Time, Cash and Cash Equivalents as of the Adjustment Time, Transaction Expenses as of the Adjustment Time, and Net Working Capital as of the Adjustment Time.

(b) Dispute Resolution Procedures.

(i) If the Seller disagrees with the Purchaser’s calculation of the Purchase Price or any component thereof as set forth in the Closing Statement delivered pursuant to Section 3.4(a), the Seller may, within forty-five (45) days after delivery of the Closing Statement, deliver a notice to the Purchaser providing reasonable detail of the reasons for such disagreement and setting forth the Seller’s calculation of the items and amounts in dispute. Any such notice of disagreement shall specify all items or amounts as to which the Seller disagrees, and the Seller shall be deemed to have agreed with all other items and amounts, and the calculation thereof, set forth in the Closing Statement.

(ii) If a notice of disagreement is delivered pursuant to Section 3.4(b)(i), the Seller and the Purchaser shall, during the fifteen (15) days following such delivery, negotiate in good faith to reach written agreement on the disputed items or amounts. The matters set forth in any written resolution executed by the Seller and the Purchaser shall be final and binding on the parties on the date of such written resolution.

(iii) If the Seller and the Purchaser are unable to reach such agreement during such fifteen (15) day period, the Seller and the Purchaser shall promptly (and in any event, within thirty (30) days) thereafter submit any matters in dispute to PricewaterhouseCoopers LLP (the “Independent Accountant”) for resolution, who shall act as an accounting expert and not as an arbitrator. The Independent Accountant shall deliver to the Seller and the Purchaser, as promptly as practicable (but in no event later than thirty (30) days from the date of engagement of the Independent Accountant), a written report as to the resolution of each disputed item, accompanied by a certificate of the Independent Accountant that it reached such determination in accordance with the definitions as provided in this Agreement and the Accounting Methodology. Such report shall be final and binding on the parties and shall not be subject to further review or appeal (absent manifest arithmetical error). The Independent Accountant shall consider only those items and amounts in the Seller’s and the Purchaser’s respective calculations of Indebtedness, Cash and Cash Equivalents, Transaction Expenses or Net Working Capital, that were disputed within Seller’s notice of disagreement and that the parties identify as being items and amounts to which the Seller and the Purchaser have still been unable to agree. The Independent Accountant’s determination of any disputed item shall be (x) based solely on (i) written materials submitted by the Seller and the Purchaser (or by in-person telephonic conferences if mutually agreed by the Purchaser, the Seller and the Independent Accountant) and not by independent review, and (ii) the Accounting Methodology and on the definitions included herein and (y) within the range of the amounts proposed for each by the Purchaser and the Seller within Purchaser’s Closing Statement and Seller’s notice of disagreement, respectively. Until the calculations have been finally determined pursuant hereto, neither the Purchaser nor the Seller shall without the prior consent of the Seller (in the case of the Purchaser) or the Purchaser (in the case of the Seller) have any ex parte conversations or meetings with the Independent Accountant. Each party agrees to execute a reasonable engagement letter, if such letter is required by the Independent Accountant. The costs and expenses of the Independent Accountant shall be borne by the Seller, on the one hand, and the Purchaser, on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amounts actually contested by such party; provided that any initial engagement fee shall initially be borne fifty percent (50%) each by the Seller, on the one hand, and the Purchaser, on the other hand (and then reconciled upon final determination of the Independent Accountant).

(iv) The Closing Statement (and each of the components thereof) shall become final and binding on the parties (A) on the forty-sixth (46th) day following the delivery of the Closing Statement if a notice of disagreement has not been delivered to the Purchaser by the Seller, (B) with such changes as are necessary to reflect matters resolved pursuant to any written resolution executed pursuant to Section 3.4(b)(ii), on the date such resolution is executed, if all outstanding matters are resolved through such resolution and/or (C) with such changes as are necessary to reflect the Independent Accountant’s resolution of the matters in dispute (together with any changes necessary to reflect matters previously resolved pursuant to any written resolution executed pursuant to Section 3.4(b)(ii) and any matters not disputed pursuant to a notice of disagreement), on the date the Independent Accountant delivers its final, binding resolution pursuant to Section 3.4(b)(iii) (the Closing Statement in such form, a “Final Closing Statement”, and the Purchase Price set forth in such Final Closing Statement, the “Final Purchase Price”).

(c) Final Payment. Upon finalization of the Final Closing Statement as provided in Section 3.4(b):

(i) If the Final Purchase Price in the Final Closing Statement exceeds the Estimated Purchase Price:

(A) the Purchaser shall as promptly as practicable, but in no event later than three (3) Business Days following the final determination of the Final Purchase Price as provided in Section 3.4(b), pay or cause to be paid to the Seller, by wire transfer of immediately available funds to the account(s) designated in writing by the Seller, an amount in cash equal to the amount by which the Final Purchase Price exceeds the Estimated Purchase Price; and

(B) the Purchaser and the Seller shall, but in no event later than three (3) Business Days following the final determination of the Final Purchase Price as provided in Section 3.4(b), deliver a joint instruction to the Escrow Agent to release the Escrow Amount by wire transfer to the Seller.

(ii) If the Estimated Purchase Price exceeds the Final Purchase Price:

(A) the Purchaser and the Seller shall as promptly as practicable, but in no event later than three (3) Business Days following the final determination of the Final Purchase Price as provided in Section 3.4(b), deliver a joint instruction to the Escrow Agent to release from the Escrow Account to the Purchaser by wire transfer the amount by which the Estimated Purchase Price exceeds the Final Purchase Price up to an amount equal to the Escrow Amount; and

(B) the Purchaser and the Seller shall as promptly as practicable, but in no event later than three (3) Business Days following final determination of the Final Closing Statement, deliver a joint instruction to the Escrow Agent to release the remaining balance, if any, of the Escrow Amount by wire transfer to the Seller.

(iii) If the Estimated Purchase Price equals the Final Purchase Price, the Purchaser and the Seller shall as promptly as practicable, but in no event later than three (3) Business Days following the final determination of the Final Purchase Price as provided in Section 3.4(b), deliver a joint instruction to the Escrow Agent to release the Escrow Amount by wire transfer to the Seller.

(d) For the avoidance of doubt, neither the Seller, nor any of its Affiliates or any of its or their respective managers, officers, directors, employees, advisors, consultants, agents or other representatives shall have any liability or obligation under this Section 3.4 or otherwise for any amount by which the Estimated Purchase Price exceeds the Final Purchase Price beyond an amount equal to the Escrow Amount. Recovery from the Escrow Account shall be the sole and exclusive remedy available to the Purchaser or any of its Affiliates against the Seller, the Company, or any of their Affiliates or otherwise, arising out of or relating to any amount by which the Estimated Purchase Price exceeds the Final Purchase Price and neither the Purchaser nor any of its Affiliates shall have any claim against the Seller, the Company or any of their Affiliates or any of their respective managers, officers, directors, partners, members, stockholders, employees, advisors, consultants, agents or other representatives in respect thereof.

(e) The post-Closing purchase price adjustments as set forth in this Section 3.4 shall be treated as an adjustment to the Purchase Price for income Tax purposes.

(f) The parties hereto (i) shall, and shall cause their respective representatives to, cooperate and (ii) shall make available to one another and their respective employees and representatives and, if applicable, the Independent Accountant, at reasonable times and with reasonable advance notice, such books, Contracts, records, work papers and appropriate personnel and other information (including work papers, appropriate personnel, and outside advisors) as any of the foregoing may reasonably request, in each case, to prepare and review the Closing Statement (including pre-Closing documentation needed to determine whether the Closing Statement was prepared consistently with the Accounting Methodology). The Purchaser and the Company each acknowledge and waive any actual or potential conflict of employees of any party assisting the Company and the Purchaser as described in this Section 3.4 and will not prevent such access by the Company.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to Parent and the Purchaser as follows:

Section 4.1 Organization and Power. The Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware.

Section 4.2 Authority. The Seller has all requisite power and authority and full legal capacity to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, and no limited liability company proceedings on its part, other than as expressly contemplated by this Agreement, are necessary to authorize the execution, delivery or performance of this Agreement and to consummate the transactions contemplated hereby and thereby. Assuming that this Agreement is a valid and binding obligation of the other parties thereto, this Agreement constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by (a) applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws from time to time in effect affecting generally the enforcement of creditors’ rights and remedies; and (b) general principles of equity (collectively, the “Equitable Exceptions”).

Section 4.3 Consents; No Conflict or Violation. The execution, delivery and performance of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby does not, (a) violate applicable Law, Contract, or any license or permit, or any Order, (b) require any permit, consent, approval or authorization of, or declaration to or filing with, any Governmental Authority (collectively, “Governmental Authorizations”), (c) violate the governing documents of the Seller or any of its Affiliates, or (d) result in the creation of any Encumbrance on the Shares or the assets of the Company or any Company Subsidiary, except in the case of clauses (a) and (b), as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Seller to consummate the transactions contemplated hereby.

Section 4.4 Title to the Shares. The Seller is, on the date hereof and immediately prior to Closing on the Closing Date will be, the record owner of the Shares, free and clear of any and all Encumbrances, other than restrictions on transfer arising under federal or state securities Laws or under the Company Organizational Documents.

Section 4.5 Bankruptcy. The Seller has not filed a petition seeking or acquiescing in any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any Law relating to bankruptcy or insolvency, and no such petition has been filed against the Seller. No general assignment of the property of Seller has been made for the benefit of creditors, and no receiver, master, liquidator or trustee has been appointed for the Seller or any asset of the Seller. On and as of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, assuming the accuracy of the Company’s representations and warranties set forth herein and compliance by the Company with its covenants set forth herein, the Seller and its Subsidiaries (which, for the avoidance of doubt, will not include the Company and the Company Subsidiaries), taken as a whole, will be Solvent. No transfer of property is being made by the Seller and no obligation is being incurred by the Seller in connection with the Acquisition with the intent to hinder, delay or defraud either present or future creditors of the Seller or its Affiliates.

Section 4.6 Litigation. As of the date hereof, there is no Action pending or to the Knowledge of the Seller, threatened against the Seller, its Affiliates or any material portion of its or their properties or assets that would reasonably be expected, individually or in the aggregate, to materially impair the ability of the Seller to effect the transactions contemplated hereby. As of the date hereof, the Seller is not subject to any unsatisfied Order that, individually or in the aggregate, would reasonably be expected to materially impair the ability of the Seller to effect the transactions contemplated hereby.

Section 4.7 Brokers. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Seller, except for such fees and expenses which shall be paid by or on behalf of the Seller in accordance with this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered by the Company to the Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Letter”), the Seller and the Company each represents and warrants to Parent and the Purchaser as follows:

Section 5.1 Organization and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Each Company Subsidiary is duly incorporated or organized, validly existing and in good standing (to the extent such concepts are applicable) under the Laws of the jurisdiction of its organization, and the Company and each Company Subsidiary have all requisite organizational power and authority necessary to own, lease or operate, its properties that it purports to own, lease or operate and to carry on its businesses as now conducted or presently contemplated to be conducted. The Company and each Company Subsidiary is qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. The Company has made available to the Purchaser prior to the execution of this Agreement true and correct copies of the charter and bylaws (or similar organizational documents) of the Company and each Company Subsidiary in effect on the date hereof.

Section 5.2 Authority.

(a) The Company has all requisite power and authority and full legal capacity to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby. No corporate proceedings on its part, other than as expressly contemplated by this Agreement, are necessary to authorize the execution, delivery or performance of this Agreement and to consummate the transactions contemplated hereby and thereby. Assuming that this Agreement is a valid and binding obligation of the other parties thereto, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by the Equitable Exceptions.

(b) The board of directors of the Company, at a meeting duly called and held, unanimously approved and adopted this Agreement and the transactions contemplated hereby.

Section 5.3 Consents; No Conflict or Violation. Except for the applicable requirements of the Competition Laws listed in Section 5.3 of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby does not, (i) violate applicable Law, Contract or any license or permit, or any Order, (ii) require any Governmental Authorizations, (iii) violate the Company Organizational Documents or (iv) result in the creation of any Encumbrance on the Shares or the assets of the Company or any Company Subsidiary, except in the case of clauses (i), (ii) and (iv), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.4 Capitalization. The authorized capital stock of the Company consists of one-hundred (100) shares of common stock, par value $0.01 per share (the “Common Stock”). The Shares constitute the only issued and outstanding shares of Common Stock, and the Seller is the record owner of all of the Shares, free and clear of all Encumbrances (other than restrictions on transfer arising under federal or state securities Laws or under the Company Organizational Documents). All of the Shares have been duly authorized, are validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive right. Except for the Shares, the Company has no other outstanding Equity Interests. There are no rights, subscriptions, warrants, or options to purchase or otherwise acquire any Equity Interests of the Company or securities or obligations of any kind convertible into or exchangeable for any Equity Interests of the Company.

Section 5.5 Subsidiaries.

(a) Section 5.5(a) of the Company Disclosure Letter sets forth the name of each of the Company’s Subsidiaries (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”), the jurisdiction of its incorporation or organization and the Persons owning the outstanding capital stock of such Company Subsidiary. Each Company Subsidiary is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization, has all requisite power and authority and all authorizations, licenses and permits necessary to own, lease or operate the properties such Company Subsidiary purports to own, lease or operate and to carry on its businesses as now conducted and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business requires it to qualify, except where the failure to hold such authorizations, licenses and permits or to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Section 5.5(a) of the Company Disclosure Letter, all of the outstanding capital stock or other Equity Interests of each such Company Subsidiary are owned by the Company or another Company Subsidiary free and clear of any Encumbrances, other than Encumbrances arising in connection with the Specified Funded Indebtedness and restrictions on transfer arising under applicable securities Law, and all such Equity Interests were validly issued, are fully paid and non-assessable and were not issued in violation of any preemptive rights. Section 5.5(a) of the Company Disclosure Letter sets forth all material rights of the Company and of the Company Subsidiaries to acquire any Equity Interests in any other Person.

(b) Except as set forth on Section 5.5(b) of the Disclosure Letter, there are no (i) outstanding or authorized options, stock appreciation, phantom stock, profit participation or similar rights with respect to the equity or voting interest in the Company Subsidiaries to which the Company or any Company Subsidiary is a party or is bound, (ii) irrevocable proxies, voting agreements or trusts or other contracts to which the Company or any Company Subsidiary is a party or by which any Company Subsidiary is bound with respect to any Equity Interests (including with respect to the voting, transfer or other disposition thereof) of any such Company Subsidiary or (iii) options, puts, calls, warrants or other rights, agreements, arrangements, restrictions or commitments of any character obligating any Company Subsidiary to issue, sell, redeem, repurchase or exchange any Equity Interests in any of Company Subsidiary or any securities convertible into or exchangeable for any Equity Interests or any debt securities of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Company Subsidiary or any other Person.

(c) The Company (i) has engaged in no business activities, (ii) does not hold, lease, use or own any property or assets or equity interests in any Person, and (iii) does not have any liability or debt (whether absolute, accrued, contingent or otherwise), in each case other than its direct ownership of equity interests in ASP Royal Acquisition Corp., a Delaware Corporation, and related incidental activities as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole. ASP Royal Acquisition Corp. (i) has engaged in no business activities, (ii) does not hold, lease, use or own any property or assets or equity interests in any Person, and (iii) does not have any liability or debt (whether absolute, accrued, contingent or otherwise), in each case other than its direct ownership of equity interests in OperatingCo and related incidental activities as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole. There is no material difference between, on the one hand, the consolidated financial condition, results of operations and cash flows of the Company and the Company Subsidiaries and, on the other hand, the consolidated financial condition, results of operations and cash flows of the OperatingCo and its Subsidiaries as reflected in the Financial Statements.

Section 5.6 Financial Statements.

(a) The Company has furnished the Purchaser with copies of the Financial Statements. The Financial Statements were prepared in accordance with GAAP based upon the information contained in OperatingCo’s and its Subsidiaries’ books and records, and present fairly in all material respects the consolidated financial condition, results of operations and cash flows of OperatingCo and its Subsidiaries as of the times and for the periods referred to therein, subject in the case of the Unaudited Financial Statements to (i) the absence of footnote disclosures and other presentation items and (ii) changes resulting from normal year-end adjustments (each of which would be immaterial individually and in the aggregate).

(b) Other than as set forth on Section 5.6(b) of the Company Disclosure Letter and the Intercompany Notes, there exists no intercompany Indebtedness between the Company and the Company Subsidiaries or among Company Subsidiaries other than (i) intercompany receivables and payables that has arisen since the date of the Audited Balance Sheet and have been incurred and will be paid in the Ordinary Course of Business and none of which are material in amount and (ii) intercompany receivables and payables among Company Subsidiaries that are located in the same jurisdiction.

(c) The Company and the Company Subsidiaries do not have any liabilities or obligations of any kind that would be required to be reflected in, reserved against or otherwise described on an audited balance sheet prepared in accordance with GAAP, and that are not so reflected in, reserved against or described on the Unaudited Balance Sheet, other than those that (i) have been incurred in the Ordinary Course of Business after the date of the Unaudited Balance Sheet Date, (ii) arise under this Agreement, or (iii) as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole.

Section 5.7 Absence of Certain Developments. (a) During the period from the date of the Audited Balance Sheet to the date of this Agreement, the Company and each Company Subsidiary have conducted their respective businesses in the Ordinary Course of Business in all material respects and (b) since the date of the Audited Balance Sheet, there has been no Material Adverse Effect.

Section 5.8 Contracts and Commitments.

(a) Section 5.8 of the Company Disclosure Letter sets forth, as of the date of this Agreement, the following Contracts (other than the Company Plans and Contracts terminable by the Company or one of the Company Subsidiaries upon notice of sixty (60) calendar days or less) to which the Company or any Company Subsidiary is a party:

(i) collective bargaining, works council, shop, enterprise or recognition agreement or contract with any labor union, trade union, association of trade unions, labor organization, employee group, work’s council or health and safety committee;

(ii) any employment agreement with any employee of the Company or any Company Subsidiary that provides for future payments in excess of $250,000 in any year (excluding at will offer letters entered into in the Ordinary Course of Business imposing no obligations on the part of the Company or any Company Subsidiary);

(iii) any Contract relating to (A) the borrowing of money involving unpaid principal amounts or revolving capacity in excess of $100,000, or (B) the mortgaging, pledging or otherwise placing of a material Encumbrance (other than Permitted Encumbrances) on any of the Company’s or any Company Subsidiary’s material assets;

(iv) any Real Property Lease;

(v) any other lease or agreement under which it is the lessee of, or holds or operates any personal property owned by any other party, for which the annual rental exceeds $650,000 or lease or agreement under which it is the lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental exceeds $650,000;

(vi) any Contract, other than purchase orders entered into in the Ordinary Course of Business, (A) with the ten (10) customers (the “Significant Customers”) and ten (10) suppliers/vendors (the “Significant Suppliers”) of the Company and/or the Company Subsidiaries, taken as a whole, that have purchase or sold, as applicable, the most products or services to the Company and the Company Subsidiaries during the twelve (12) months ended June 30, 2017, (B) for the purchase or sale of materials, supplies, merchandise, equipment, parts or other property or services with other customers or suppliers requiring aggregate future payments in excess of $1,250,000, or (C) any guaranty of any obligation described in clauses (A) and (B);

(vii) any Contract containing a covenant not to compete, a non-solicitation covenant, standstill or other restrictive covenant granted by the Company or any of the Company Subsidiaries in favor of a third party that materially limits or purports to materially limit the ability of the Company or any of the Company Subsidiaries to freely conduct their business in the Ordinary Course of Business (excluding any confidentiality and non-disclosure agreements or arrangements which are entered into in the Ordinary Course of Business that do not materially limit or purport to materially limit the ability of the Company or any of the Company Subsidiaries to freely conduct their business in the Ordinary Course of Business);

(viii) any Contract for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Company or any of the Company Subsidiaries, the performance of which involves unpaid commitments or liabilities in excess of $1,000,000;

(ix) any Contract obligating the Company or any of the Company Subsidiaries to provide material indemnification (excluding any Contract that is entered into in the Ordinary Course of Business or that is listed on Section 5.8(a)(i)-(viii) or ((x)-(xvii)) of the Company Disclosure Letter);

(x) any Contract with any Governmental Authority;

(xi) any Contract that contains a “most favored nation” pricing arrangement or granting a party a right of first refusal, first offer or first negotiation, or similar preferential right;

(xii) any Contract as to which material rights or obligations are outstanding for the acquisition (by merger or otherwise) of all or substantially all of the assets or securities of another Person or the disposition of a material portion of the assets or of any business enterprise of the Company or the Company Subsidiaries;

(xiii) any partnership, joint venture or similar agreement with any entity other than the Company or any of the Company Subsidiaries;

(xiv) all Contracts providing for (A) change in control or retention payments, or (B) severance payments, individually in excess of $200,000 individually or $5,000,000 in the aggregate to, in each case, to any employees, directors, officers or individual independent contractors of the Company or any of the Company Subsidiaries;

(xv) any agreement pursuant to which the Company or any Company Subsidiary grants rights to any third party or receives a grant of rights from any third party to use any Intellectual Property material to the operation of the business of the Company or any Company Subsidiary, other than agreements (i) relating to off-the-shelf commercially available software available for an annual or one time license fee of less than $300,000 in the aggregate or (ii) containing nonexclusive grants to customers, distributors, suppliers or other commercial relationships in the Ordinary Course of Business;

(xvi) all Contracts governing Affiliate Arrangements;

(xvii) any Contract of a type not described in clauses (i) through (xvi) above that would reasonably be expected to involve payments by the Company and the Company Subsidiaries in excess of $1,500,000 during the twelve month period after the date hereof; and

(xviii) any Contract of a type not described in clauses (i) through (xvii) above that under which the consequences of a default or termination would reasonably be expected to have a Material Adverse Effect.

Each Contract of the type described in the foregoing clauses of this Section 5.8(a) is referred to herein as a “Material Contract”.

(b) The Company has made available to the Purchaser a true and complete copy, as of the date of this Agreement, (including all amendments or modifications thereto) of each Material Contract, excluding purchase orders entered into in the Ordinary Course of Business. Certain of the contracts set forth on Section 5.8 of the Company Disclosure Letter have been provided through the “clean room” process to “clean team” members only.

(c) With respect to each Material Contract, as of the date of this Agreement none of the Company, the Company’s Subsidiaries, or, to the Knowledge of the Company, any other party thereto is (with or without the lapse of time or the giving of notice, or both) in material breach or default under such Material Contract. The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not conflict with or result in any breach of, constitute a default under or result in a violation of, result in a modification of the effect of, give rise to any right of any party to terminate, cancel, or modify, or require any consent under the provisions of any Material Contract. No event has occurred as of the date of this Agreement, is pending as of the date of this Agreement or, to the Company’s Knowledge, threatened in writing, which after the giving of notice, lapse of time or otherwise would constitute a material breach or default by the Company or any the Company Subsidiaries under any Material Contract or, to the Company’s Knowledge, any other party to any Material Contract, except for such breaches or defaults, as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole.

(d) Each Material Contract listed on Section 5.8 of the Company Disclosure Letter is in full force and effect as of the date of this Agreement and constitutes a legal, valid and binding obligation of the Company or its applicable Company Subsidiary, and, to the Company’s Knowledge, constitutes a valid and binding obligation of the other parties thereto, in each case, except as such enforceability may be limited by the terms of such Contract or the Equitable Exceptions.

Section 5.9 Compliance with Laws; Permits.

(a) The Company and the Company Subsidiaries are, and since the Look-Back Date have been, in material compliance with all applicable Laws of any Governmental Authority having jurisdiction over the Company and the Company Subsidiaries, and have not received any written notice (or, to the Knowledge of the Company, other notice) since the Look Back Date alleging material non-compliance.

(b) (i) The Company and the Company Subsidiaries hold all material licenses, permits, registrations or other authorizations required to conduct its business, (ii) all such licenses, permits, registrations and other authorizations are valid and in full force and effect, (iii) the Company and each of the Company Subsidiaries are in compliance with all such licenses, permits, registrations and other authorizations, and (iv) to the Knowledge of the Company, no event has occurred that allows, or upon the giving of notice or the passage of time or both would allow, the revocation or termination of any such license, permit, registration or authorization. Section 5.9(b) of the Company Disclosure Letter contains a list of all permits and licenses of Governmental Authorities owned or possessed by the Company, the failure of which to hold, to be valid and in full force and effect or to be in compliance with would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 5.10 Litigation. Other than as set forth on Section 5.10 of the Company Disclosure Letter, as of the date of this Agreement, there are no, and since the Look-Back Date there have not been any, Actions pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective assets or properties or officers, directors or employees in their capacity as an officer, director or employee, respectively, at Law or in equity, or before or by any Governmental Authority, (i) which seeks injunctive relief or non-monetary remedies, (ii) which if determined adversely to the Company or any of the Company Subsidiaries as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole, (iii) involves an amount in controversy in excess of $500,000, or (iv) alleges any violation of any criminal or quasi-criminal law. As of the date of this Agreement, neither the Company nor any Company Subsidiary is subject to any material outstanding Order. Section 5.10 of the Company Disclosure Letter lists all settlement agreements relating to any Actions of the types described in the foregoing clauses (i) through (iv) that have been executed since the Look-Back Date and which have ongoing material rights or obligations.

Section 5.11 Title to Real Property.

(a) Section 5.11(a) of the Company Disclosure Letter sets forth all of the Company’s and the Company Subsidiaries’ real property leases as of the date of this Agreement (collectively, the “Real Property Leases” and each individually, a “Real Property Lease”).

(i) The Company has made available to the Purchaser a true and complete copy (including all amendments or modifications thereto as of the date of this Agreement) of each Real Property Lease.

(ii) (A) Each Real Property Lease is in full force and effect, and the Company or one of the Company Subsidiaries holds a valid and existing leasehold interest under each such Real Property Lease; and (B) with respect to each Real Property Lease, none of the Company or the Company’s Subsidiaries, or to the Company’s Knowledge, any other party thereto is (with or without the lapse of time or giving notice, or both) in breach or default in any material respect under such Real Property Leases to which such entity is a party.

(iii) Neither the Company nor any Company Subsidiary has given any guarantee or indemnity for any liability relating to any Leased Real Property or any previously owned or leased land and building, which is still in effect.

(b) Section 5.11(b) of the Company Disclosure Letter lists the address of any real property owned by the Company or any of the Company Subsidiaries (collectively, the “Owned Real Properties” and each individually, an “Owned Real Property”). With respect to the Owned Real Property:

(i) the Company or one of the Company Subsidiaries has good and marketable fee simple title, free and clear of all Encumbrances, other than Permitted Encumbrances; and

(ii) neither the Company nor any of the Company Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof.

(c) The Company has made available to the Purchaser a true, correct and complete copy of all ALTA land title surveys and all title insurance commitments and policies issued to any the Company or any Company Subsidiary that are in the possession or control of the Company or any Company Subsidiary and that cover any Owned Real Property or Leased Real Property.

(d) There is no pending or, to the Company’s Knowledge, threatened condemnation proceeding or other eminent domain Actions affecting any Owned Real Property or Leased Real Property, or any sale or other disposition of any Owned Real Property or Leased Real Property in lieu of condemnation.

Section 5.12 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to the Company or any Company Subsidiary have been timely (within any applicable extension periods) filed, and all such Tax Returns are true, complete and correct in all material respects.

(b) The Company and the Company Subsidiaries have fully and timely paid all material Taxes due and owing by the Company and the Company Subsidiaries (whether or not shown as due on any Tax Return.

(c) All material deficiencies for Taxes asserted or assessed in writing against the Company or the Company Subsidiaries have been fully and timely (within any applicable extension periods) paid, settled or properly reflected in the Financial Statements.

(d) No audit is pending or, to the Knowledge of the Company, threatened in writing with respect to any material Taxes due from or with respect to the Company or any Company Subsidiary.

(e) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, material Taxes due from the Company or any Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(f) Neither the Company nor any of the Company Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify under Section 355(a) of the Code within the two-year period prior to the date hereof.

(g) Purchaser has been provided with true and complete copies of all income Tax Returns of the Company and, to the extent material, each of the Company Subsidiaries that have been filed for all taxable periods ending after December 31, 2012.

(h) Neither the Company nor any of the Company Subsidiaries is currently subject to a closing agreement entered into under Section 7121 of the Code, a private letter ruling of the IRS or comparable rulings of any Governmental Authority requested and obtained by the Company.

(i) Neither the Company nor any of the Company Subsidiaries has engaged in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b).

(j) The Company and each of the Company Subsidiaries have properly withheld and timely paid to the appropriate authority all material withholding and employment Taxes which they were required to withhold and pay relating to salaries, compensation (including equity-based compensation) and other amounts heretofore paid to their employees or other Persons, and have complied in all material respects with all associated Tax information reporting and notice requirements.

(k) Neither the Company nor any of the Company Subsidiaries (A) is or has been a member of an affiliated group (within the meaning of Section 1504 of the Code) filing a consolidated federal income Tax Return, other than an affiliated group the common parent of which is the Company or a Company Subsidiary, (B) is or has been a member of any affiliated, combined, consolidated, unitary, or similar group for state, local or non-U.S. Tax purposes, other than a group the common parent of which is the Company or a Company Subsidiary, (C) is a party to, or has any liability under, any Tax Sharing Agreement, or (D) has any liability for the Taxes of any Person (other than any of the Company and the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, by contract, or otherwise.

(l) Neither the Company nor any of the Company Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period (or portion thereof) ending on or prior to the Closing Date, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law) executed prior to the Closing, (iii) any installment sale or open transaction disposition made prior to the Closing, (iv) any prepaid amount received on or prior to the Closing Date, (v) to the Knowledge of the Company, any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Income Tax Law), or (vi) Section 108(i) of the Code.

(m) Neither the Company nor any of the Company Subsidiaries (A) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or (B) has a permanent establishment (within the meaning of an applicable income Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or (C) is, or has been, a resident for income Tax purposes under the applicable Laws of any country, other than the country in which such entity is organized.

(n) The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o) The Company and the Company Subsidiaries have obtained and hold on file sales and use tax resale and exemption certificates with respect to sales of taxable items for which the Company or the Company Subsidiaries did not collect and remit sales, use, or similar Taxes.

(p) For any taxable period beginning after 2010 and ending on or prior to the Closing Date, no non-U.S. Subsidiary of the Company has any material item of income which could constitute subpart F income within the meaning of Section 952 of the Code except as disclosed on the Company’s U.S. federal income Tax Returns.

Section 5.13 Intellectual Property.

(a) Section 5.13 of the Company Disclosure Letter sets forth all of the Company Registered Intellectual Property. All Company Registered Intellectual Property is subsisting and, to the Company’s Knowledge, valid and enforceable. The Company or one of the Company Subsidiaries, as the case may be, is the owner of all right, title and interest in and to the Company Registered Intellectual Property that it purports to own, free and clear of all Encumbrances, except for Permitted Encumbrances. The Company or one of the Company Subsidiaries, as the case may be, is the owner of, or has the right to use without payment of royalties, all material Intellectual Property necessary for or used in the business of the Company and the Company Subsidiaries, taken as a whole, as of the date hereof (collectively, “Company Intellectual Property”).

(b) The use of the Company Intellectual Property by the Company or any of the Company Subsidiaries in connection with the operation of their business as of the date hereof does not infringe, misappropriate or violate any Intellectual Property rights of any other Person. There are no claims or actions that are currently pending, since the Look-Back Date that have been brought or, to the Knowledge of the Company, are threatened against the Company or any of the Company Subsidiaries challenging the ownership, use, validity or enforceability of any of the Company Intellectual Property, including such challenges that take the form of an offer to use the license of the third party. To the Knowledge of the Company and since the Look-Back Date, no Person has infringed, misappropriated, or otherwise violated or is infringing, misappropriating, or otherwise violating any Company Intellectual Property, and no such claims have been made or are pending against any Person by the Company or any of the Company Subsidiaries as of the date hereof.

(c) The Company and the Company Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of the Company Intellectual Property. The Company and the Company Subsidiaries have executed valid and enforceable written agreements with all past and present employees and contract workers whose primary service performed is engineering or research and development pursuant to which such Persons have (i) agreed to hold all trade secrets of the Company and the Company Subsidiaries in confidence both during and after their employment or retention, as applicable, and (ii) assigned to the Company or one of the Company Subsidiaries all of such Person’s rights, title and interest in and to all Intellectual Property rights created or developed for the Company or any of the Company Subsidiaries in the course of their employment or retention thereby, including employees and contract workers in countries having laws, rules, regulations or other requirements relating to inventor remuneration and the like, and the Company and the Company’s Subsidiaries have complied with such requirements.

(d) The consummation of the transactions contemplated by this Agreement or any Transaction Document will not result in the loss or impairment of any right of the Company or any of Company Subsidiaries to own, license or use any Intellectual Property or obligate the Company or any Company Subsidiaries to pay any royalties or other amounts to any Person in excess of the amounts that would have been payable absent the consummation of the transactions contemplated hereby or thereby. To the extent any rights to Intellectual Property used in the conduct the business of the Company and the Company Subsidiaries arise from agreements, including licenses and joint development agreements, all such agreements are in force or to the extent any particular agreement is no longer in force, the subject Intellectual Property has expired, or the rights thereto are not necessary for the Ordinary Course of Business or have survived the termination or expiration of such agreements.

(e) The Company and the Company Subsidiaries have fully complied with the requirements of all applicable legislation concerning rights in respect of privacy and personal data, except as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole.

Section 5.14 Employee Benefit Plans.

(a) Section 5.14(a) of the Company Disclosure Letter lists each “employee benefit plan” (as defined under Section 3(3) of ERISA), employment, severance, termination, retirement, pension, redundancy, health insurance, profit sharing, cash or equity-based incentive, deferred compensation, retention, change in control or other employee benefit plan, policy, arrangement or agreement other employee compensation or benefit plan, program, policy, arrangement, agreement, fund or commitment sponsored, maintained or required to be contributed to by the Company, the Company Subsidiaries or their ERISA Affiliates or with respect to which the Company or any Company Subsidiary has any liability (the “Company Plans”), and separately indicates which of such Company Plans is a defined benefit pension plan or other pension scheme. The Company has made available to the Purchaser accurate, current and complete copies of (i) each Company Plan, (ii) with respect to each Company Plan of the Company Subsidiaries incorporated, formed or organized in the United States of America, the most recent summary plan description, most recent IRS Form 5500 annual reports and IRS determination letter or opinion letter received from the IRS, and (iii) with respect to each Company Plan that is a defined benefit pension plan or other pension scheme, the most recent actuarial valuation.

(b) With respect to each Company Plan, except as would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the Company and the Company Subsidiaries, taken as a whole: (i) such Company Plan has been operated and administered in material compliance with its terms and all applicable Laws (including ERISA and the Code); and (ii) all contributions, premiums and expenses to or in respect of such Company Plan have been timely paid in full or, to the extent not yet due, have been adequately accrued on the Company’s consolidated financial statements.

(c) Each Company Plan of the Company Subsidiaries incorporated, formed or organized in the United States of America that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or has been established pursuant to a prototype plan that has received a favorable opinion letter from the IRS and, to the Knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter that would reasonably be expected to adversely affect the qualified status of any such Company Plan.

(d) Except as set forth on Section 5.14(d) of the Company Disclosure Letter, none of the Company, the Company Subsidiaries or ERISA Affiliates has in the last six (6) years contributed or has been obligated to contribute to any “employee pension plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV of ERISA or Section 412 of the Code, including any “multiemployer plan,” as defined in Section 3(37) of ERISA (each such Company Plan, a “Title IV Plan”). Except as set forth on the Section 5.14(d) of the Company Disclosure Letter, with respect to each Title IV Plan, except as would not reasonably be expected to result in a material Liability to the Company or any Company Subsidiary: (i) no Company Plan has failed to satisfy minimum funding standards (within the meaning of Section 412 or 430 of the Code or Section 302 of ERISA), whether or not waived, (ii) there has been no determination that any Company Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA), and (iii) neither the Company nor any ERISA Affiliate has terminated any such Company Plan, or incurred any outstanding liability under Section 4062 of ERISA to the PBGC, or to a trustee appointed under Section 4042 of ERISA.

(e) Each Company Plan that is subject to or governed by the Laws of any jurisdiction other than the United States of America and is required to be registered with a Governmental Authority or is maintained primarily for the benefit of employees of the Company and any Company Subsidiary whose services are exclusively or primarily performed outside the United States of America (a “Non-US Plan”) (i) has been registered and has been maintained in good standing with the appropriate Governmental Authority, including any applicable insolvency protection institution, (ii) has been established, maintained and administered in form and in operation in accordance with its terms and in material compliance with applicable Laws and (iii) are fully funded and/or book reserved, if applicable, based on reasonable actuarial assumptions.

(f) Except as set forth on Section 5.14(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, either alone or in combination with another event (whether contingent or otherwise), will (i) increase the amount of compensation or benefits due to any employee of the Company or any Company Subsidiary; (ii) accelerate the vesting, funding or time of payment of any Equity Interest of the Company or (iii) result in any “parachute payment” under Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered). Neither the Company nor any Company Subsidiary is a party to any Contract, nor does it have any obligation or other liability, to compensate any individual for excise Taxes paid pursuant to section 4999 of the Code.

(g) There are no material Actions pending which have been asserted or instituted or, to the Knowledge of the Company, threatened in writing against any Company Plan, the assets of any such plan or of any related trust, the Company or any ERISA Affiliate, or the plan administrator or any fiduciary of the Company Plan, with respect to such plan (other than routine benefit claims). No Company Plan is under audit or investigation by the IRS or the U.S. Department of Labor.

(h) No Company Plan provides post-retirement welfare benefits for any current or former employees (and their beneficiaries or dependents) of the Company or any of the Company Subsidiaries after termination of employment other than the rights that may be provided by Section 601 et seq. of ERISA or other applicable Law.

Section 5.15 Environmental Compliance and Conditions.

(a) Each of the Company and each Company Subsidiary is in compliance with all applicable Environmental Laws (which compliance includes obtaining, maintaining and complying with all license or permits required under applicable Environmental Laws), except for noncompliance that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. There is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries or against any Person whose liability for such Environmental Claim the Company or any of the Company Subsidiaries has or retained or assumed by Contract or under any applicable Law, except for any Environmental Claim that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) There has been no Release by the Company or any Company Subsidiaries for which the Company or any Company Subsidiary is obligated under Environmental Law or Environmental Permit to perform any investigation or remedial action, except for Releases that would not, individually or in the aggregate, reasonably be expected to, individually or in the aggregate, be material to the Company and the Company Subsidiaries, taken as a whole, there is not present in, on or under any of the Owned Real Property or Leased Real Property any Hazardous Material in such form or quantity as to create any liability for the Company or any of the Company Subsidiaries under any Environmental Law or any other liability for the Company, any Company Subsidiary, Parent, the Purchaser, or any of their Affiliates. Except as would not, individually or in the aggregate, reasonably be expected to material to the Company and the Company Subsidiaries, taken as a whole, neither the Company nor any of the Company Subsidiaries has installed, used, generated, treated, Released, disposed of or arranged for the disposal of any Hazardous Material in any manner so as to create any liability under any Environmental Law or any other liability for the Company, any Company Subsidiary, Parent, the Purchaser, or any of their Affiliates.

(c) The Company has made available to the Purchaser all material environmental reports for the period since the Look-Back Date in the Company’s custody or control relating to current actual or potential conditions of contamination at any real property currently or, to the Knowledge of the Company, formerly owned, leased or occupied by the Company or any Company Subsidiary.

(d) Neither the execution of this Agreement nor consummation of the transactions contemplated by this Agreement will require any notification to or consent of any Governmental Authority or the undertaking of any investigations or remedial actions, in each case, pursuant to Environmental Laws.

Section 5.16 Insurance Policies. All of the material insurance policies maintained as of the date hereof by the Company and the Company Subsidiaries for the benefit of the Company and the Company Subsidiaries (collectively, the “Insurance Policies”) covering the policy year that includes the date of this Agreement are valid, binding and enforceable. Neither the Company nor any of the Company Subsidiaries is in breach or default in any material respect regarding its obligations under, or the terms and conditions of, any of such Insurance Policies and all premiums due thereon have been in all material respects timely paid. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, since the Look-Back Date no claims have been denied under the Insurance Policies and neither the Company nor any of the Company Subsidiaries has (A) had a claim rejected or a payment denied by any insurance provider, (B) had a claim in which there is an outstanding reservation of rights or (C) had the policy limit under any Insurance Policy exhausted or materially reduced.

Section 5.17 Labor and Employment Matters.

(a) Except as set forth on Section 5.17(a) of the Company Disclosure Letter, as of the date of this Agreement, there are no complaints, charges, outstanding Orders, or claims against the Company or any of the Subsidiaries pending, or to the Knowledge of the Company, threatened, relating to the employment, termination of employment of or failure to employ any individual, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) Except for each Material Contract set forth on Section 5.8(a)(i) of the Company Disclosure Letter, to the Knowledge of the Company, as of the date of this Agreement no organizational effort is presently being made or threatened by or on behalf of any labor union, trade union, association of trade unions, labor organization, employee group, work’s council or health and safety committee with respect to the employees of the Company or any Company Subsidiary. No labor strike, work stoppage, slowdown, or other material labor dispute has occurred in the last three (3) years, and none is underway or, to the Knowledge of the Company, presently threatened, and neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement, labor contract, letter of understanding, letter of intent, voluntary union, trade union, employee group, work’s council or health and safety committee. Except as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has complied with all Laws relating to the employment and safety of labor, including the National Labor Relations Act and other Laws relating to wages, hours, benefits, pension, classification, mass layoffs or plant closings, employment standards, pay equity, human rights, maternity, paternity and parental leave and pay, immigration control, workers’ compensation, information and data privacy and security, collective bargaining, labor relations and all applicable occupational safety and health Laws. The Company and the Company Subsidiaries have in their files all documentation required to be maintained by them under such laws, including properly completed Form I-9s for U.S. employees.

(c) To the Knowledge of the Company, no current executive officer or employee whose primary responsibilities related to research and development activities of the Company or any Company Subsidiary is subject to any secrecy, noncompetition, nonsolicitation or any other agreement or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such officer or employee in furtherance of the businesses conducted by the Company or any Company Subsidiary, except as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole.

(d) Section 5.17(d) of the Company Disclosure Letter contains a schedule setting forth (i) each sale, change of control, retention or similar bonuses or payments that would be payable or accelerated as a result of the consummation of the Acquisition (whether alone or in combination with any other Change), including the employee entitled thereto, the amount thereof, and the Contract under which such payment obligation arises and (ii) all outstanding awards under the ADCO Europe Holding GmbH Phantom Stock Plan, including for each the holder thereof, the date granted, the amount outstanding, and any other material terms and conditions of such grant.

(e) Since the Look-Back Date, (i) neither the Company nor any Company Subsidiary has implemented any layoffs and no layoffs are currently planned or envisaged by the Company or any Company Subsidiary, and (ii) there has been no relevant transfer as defined in the U.K. Transfer of Undertakings (Protection of Employment) Regulations 2006 as amended or any equivalent legislation implemented under the Acquired Rights Directive (77/187/EC) affecting the Company or any Company Subsidiary or any of the employees of the Company or any Company Subsidiary and no such transfer is planned or envisaged by the Company or any Company Subsidiary.

(f) All Persons who are receiving remuneration for work or services provided to the Company or any Company Subsidiary that are treated as independent contractors are properly characterized as such, except as would not, individually or in the aggregate, have or reasonably be expected to have a material adverse impact on the Company and the Company Subsidiaries, taken as a whole.

Section 5.18 Brokers. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Company or any of the Company’s Subsidiaries, except for such fees and expenses which shall be paid by or on behalf of the Company in accordance with this Agreement.

Section 5.19 Affiliate Transactions. Except for arrangements or other relationships between the Company and Company Subsidiaries and employment agreements entered into in the Ordinary Course of Business, no (A) executive officer or director of the Company or any Company Subsidiary, or (B) Affiliate of the Company or, to the Knowledge of the Company, any member of the immediate family of the Persons referred to in clauses (A) and (B) above (collectively, “Related Persons”) (i) owes money to the Company or Company Subsidiaries, nor does the Company or Company Subsidiaries owe any amount to, or has committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person (in each case, other than advances for expenses in the Ordinary Course of Business not exceeding $5,000 for any one person or $25,000 in the aggregate), (ii) is involved in any material business arrangement or other relationship with the Company or Company Subsidiaries, (iii) has any direct or indirect interest, on an individual or joint basis, in any property (whether real, personal or mixed and whether tangible or intangible) used in or pertaining to the business of the Company or the Company Subsidiaries, (iv) serves as an officer, director, company supervisor or employee of any Significant Customer or Significant Supplier, or (v) is a party to any Contract, to which the Company or a Company Subsidiaries are not also a party, that binds the Company or the Company Subsidiaries (all such items, collectively, “Affiliate Arrangements”).

Section 5.20 Anti-Corruption and Anti-Bribery Laws. None of the Company, any of the Company Subsidiaries, or any of their respective officers, directors or employees or, to the Knowledge of the Company, agents or representatives, in each case, associated with or acting for or on behalf of the Company or any Company Subsidiary has, directly or indirectly: (i) made, offered or promised to make or offer any payment, loan or transfer of anything else of value to or for the benefit of any Person (whether such person is a private party or an employee of a Governmental Authority, candidate for public office, political party or political campaign or member of a royal family) for the purpose of (A) influencing any act or decision of such Person, (B) inducing such Person to take or refrain from taking any action in violation of a lawful duty, (C) obtaining, retaining or directing business for or with any Person, (D) expediting or securing the performance of official acts of a routine nature, or (E) otherwise securing any improper business or regulatory advantage; (ii) paid, offered or promised to pay or offer any other bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (iii) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (iv) established or maintained any unlawful fund of corporate monies or other properties; (v) created or caused the creation of any false or inaccurate books and records of the Company or of the Company Subsidiaries related to any of the foregoing; or (vi) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010, the Corruption of Foreign Public Officials Act (Canada), or any other applicable anti-corruption or anti-bribery law.

Section 5.21 Compliance with Trade Laws. Except as set forth on Section 5.21 of the Company Disclosure Letter, none of the Company, the Company Subsidiaries or any of their respective officers, directors or employees, or, to the Knowledge of the Company, any of their respective agents or intermediaries acting for or on behalf of the Company or any Company Subsidiary, (i) is a Person with whom transactions are prohibited or limited under any Sanctions Laws or is listed on the Sanctions Lists, (ii) have conducted business, directly or indirectly, on behalf of the Company with any Person on the Sanctions Lists, or (iii) have done business on behalf of the Company in any country or region subject to Sanctions Laws, unless otherwise licensed or authorized by the competent Sanctions Authority. The Company and the Company Subsidiaries are and for the last five (5) years have been in compliance with (i) the Sanctions Laws, (ii) Export Control Laws, (iii) Anti-boycott Laws, (iv) Import Laws, and (v) any other applicable Law relating to money laundering, drug trafficking, terrorist related activities and cross-border sales of goods, services or technology (including obtaining all required licenses and approvals and making all required disclosures to applicable Government Authorities in relation to the foregoing).

Section 5.22 Products Liability. Since the Look Back Date:

(a) there has not been any product recall (voluntary, involuntary or otherwise) by the Company, any Company Subsidiary or any predecessor thereof with respect to any product manufactured, sold, leased or distributed by any of them nor, to the Company’s Knowledge, is any such product recall pending or threatened by a Governmental Authority; and

(b) none of the products sold, marketed, or distributed by the Company, any Company Subsidiary or any predecessor thereof, contained or now contains: (i) any Hazardous Material in a manner or quantity that would result in any material liability to the Company and the Company Subsidiaries, taken as a whole; (ii) any asbestos or asbestos-containing material, or (iii) polychlorinated biphenyls (PCBs).

Section 5.23 Customers and Suppliers.

(a) Section 5.23(a) of the Company Disclosure Letter forth the Significant Customers and the Significant Suppliers and the aggregate amount of the purchases or sales, as applicable, of products or services to or by the Company and the Company Subsidiaries during the twelve (12) months ended June 30, 2017. As of the date hereof, no Significant Customer or Significant Supplier has canceled, or, to the Knowledge of the Company, threatened in writing to cancel, or otherwise terminated its relationship with the Company or any Company Subsidiary.

(b) Except as set forth on Section 5.23(b) of the Company Disclosure Schedule, to the Knowledge of the Company, (i) as of the date hereof, none of the Significant Suppliers has indicated in writing it is unable to supply goods or services supplied by them to the Company or the Company Subsidiaries in order to meet the specifications provided with respect thereto, and (ii) none of the Significant Suppliers has indicated in writing, in the one (1) year period prior to the date hereof, that it intends to cease or materially diminish or materially raise prices for its supply of goods or services to the Company or the Company Subsidiaries.

(c) To the Knowledge of the Company, none of the Significant Customers has indicated in writing, in the one (1) year period prior to the date hereof, that it intends to cease or materially diminish its purchase of goods or services from the Company or the Company Subsidiaries at any time in the foreseeable future.

Section 5.24 Assets. The Company and the Company Subsidiaries have good and marketable title to, or a valid and enforceable leasehold interest in, all of their respective material personal property and assets, free and clear of all Encumbrances, except Permitted Encumbrances (the “Assets”). Except as would not have a Material Adverse Effect: (i) all material Assets and other material equipment and items of tangible personal property and assets of the Company and the Company Subsidiaries necessary for the operation or conduct of the business of the Company and the Company Subsidiaries consistent with past practice are, in all material respects, in adequate operating condition and capable of being used for their intended purposes, ordinary wear and tear excepted; and (ii) the Company and the Company Subsidiaries own, have a valid leasehold interest in or have the valid and enforceable right to use all material Assets used in or necessary for the conduct of their business, in each case, except as such enforceability may be limited by the terms of the Contract in respect of such Assets or the Equitable Exceptions.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as set forth in the disclosure letter delivered by the Purchaser to the Company and the Seller concurrently with the execution of this Agreement (the “Purchaser Disclosure Letter”), the Purchaser represents and warrants to the Company and the Seller as follows:

Section 6.1 Organization and Qualification. Parent is a corporation duly formed, validly existing and in good standing under the Laws of Minnesota. The Purchaser is a corporation duly formed, validly existing and in good standing under the Laws of Delaware. Each Purchaser Party has all requisite power and authority necessary to own, lease or operate, its properties that it purports to own, lease or operate and to carry on its businesses as now conducted, except where the failure to have such power or authority would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Purchaser Parties to effect the transactions contemplated hereby.

Section 6.2 Authority; Binding Obligation. Each Purchaser Party has all requisite power and authority and full legal capacity to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its obligations hereunder and to consummate the transactions contemplated hereby and thereby and no corporate proceedings on its part, other than as expressly contemplated by this Agreement, are necessary to authorize the execution, delivery or performance of this Agreement and to consummate the transactions contemplated hereby and thereby. Assuming that this Agreement is a valid and binding obligation of the Company, this Agreement constitutes a valid and binding obligation of each Purchaser Party, enforceable against each such Purchaser Party in accordance with its terms, except as such enforceability may be limited by the Equitable Exceptions.

Section 6.3 No Defaults or Conflicts. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Purchaser Parties and performance by the Purchaser Parties of their obligations hereunder do not (a) contravene or conflict with, or result in any violation or breach of, the organizational documents of either Purchaser Party, (b) contravene or conflict with, or result in any violation or breach of, any of the terms or provisions of, or constitute a default (with or without notice or lapse of time or both) under any indenture, mortgage or loan or any other agreement or instrument to which either Purchaser Party is a party or by which either Purchaser Party is bound or to which the properties of either Purchaser Party may be subject, or (c) assuming that all Governmental Authorizations in Section 6.4 have been obtained or made, result in any violation or breach of any existing applicable Law or Order of any Governmental Authority having jurisdiction over either Purchaser Party or any of its properties, except as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Purchaser Parties to effect the transactions contemplated hereby.

Section 6.4 No Authorization or Consents Required. Except for applicable requirements of Competition Laws, no Governmental Authorizations or stockholder approval will be required to be obtained or made by the Purchaser in connection with the execution, delivery and performance by the Purchaser Parties of this Agreement and the consummation by the Purchaser Parties of the transactions contemplated hereby, except, in the case of Governmental Authorizations, as would not, individually or in the aggregate, reasonably be expected to materially impair the ability of the Purchaser Parties to effect the transactions contemplated hereby.

Section 6.5 Sufficient Funds.

(a) The Purchaser Party’s obligations hereunder are not subject to any conditions regarding Parent’s, the Purchaser’s or any other Person’s ability to obtain financing for the consummation of this Agreement and the other transactions contemplated by this Agreement.

(b) The financing for the purpose of paying the Purchase Price, including all amounts set forth in Section 3.3(a) and the Purchaser’s fees and expenses relating to the Acquisition, will consist of debt and/or equity financing to be provided to the Purchaser Parties, which may consist of proceeds from a loan and/or the sale of debt and/or equity securities (collectively, the “Financing”). The Purchaser has delivered to Seller true and complete copies of that certain fully executed debt commitment letter and an executed fee letter (which may be redacted to omit fee amounts, pricing caps and market “flex” provisions contained therein to the extent required by the terms of such debt commitment letters (none of which would reasonably be expected to materially and adversely affect or delay the availability of the Financing)), each dated as of the date hereof, from Morgan Stanley Senior Funding, Inc. (collectively with its assignees as permitted by the Commitment Letter, the “Financing Sources”), pursuant to which the Financing Sources have agreed, subject to the terms and conditions thereof, to lend the amounts set forth therein for the purposes of funding the Estimated Purchase Price at Closing (collectively, the “Commitment Letter”).

(c) As of the date hereof, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Parent and, to the Knowledge of the Purchaser, the other parties thereto, enforceable against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, subject to the Equitable Exceptions. As of the date hereof, the financing commitments thereunder have not been withdrawn, rescinded or terminated, and the Commitment Letter has not been amended, supplemented or otherwise modified in any respect and no such amendment or modification is contemplated, except for the Permitted Commitment Amendments. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent under any material term of the Commitment Letter (assuming for such purpose, the accuracy in all material respects of the representations and warranties of the Seller and the Company). The obligations of the other parties to the Commitment Letter to fund the full amount of the Financing to Parent pursuant to the terms of the Commitment Letter are not subject to any conditions precedent, “flex” provisions or other conditions other than as expressly set forth in the Commitment Letter. Assuming the Financing is funded in accordance with the Commitment Letter, the accuracy of the representations and warranties of the Seller and the Company and the performance by the Seller and the Company of their obligations under this Agreement, the Purchaser will have on the Closing Date sufficient funds to complete the transactions on the Closing Date and to pay all amounts contemplated by this Agreement to be paid by the Purchaser on the Closing Date.

Section 6.6 Absence of Arrangements with Management. Except as otherwise set forth on Section 6.6 of the Purchaser Disclosure Letter, true, complete and correct copies of which have been provided to the Seller prior to the date hereof, there are no contracts, undertakings, commitments, agreements or obligations between the Purchaser or its Affiliates, on the one hand, and any member of the Company’s management or the Company Subsidiaries’ management, on the other hand, relating to the transactions contemplated by this Agreement or the operations of the Company after the Closing.

Section 6.7 Brokers. Other than Morgan Stanley & Co. LLC, no broker, finder or similar intermediary has acted for or on behalf of the Purchaser Parties in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission in connection therewith based on any agreement with the Purchaser Parties or any action taken by the Purchaser Parties.

Section 6.8 Solvency. On and as of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, assuming the accuracy of the Company’s representations and warranties set forth herein and compliance by the Seller and Company with their respective covenants set forth herein, the Parent and the Company Subsidiaries, taken as a whole, will be Solvent.

Section 6.9 Litigation. As of the date hereof, there is no Action pending or to the Knowledge of the Purchaser, threatened against either Purchaser Party or any material portion of its properties or assets that would reasonably be expected, individually or in the aggregate, to materially impair the ability of the Purchaser Parties to effect the transactions contemplated hereby. As of the date hereof, neither Purchaser Party is subject to any unsatisfied Order that, individually or in the aggregate, would reasonably be expected to materially impair the ability of the Purchaser Parties to effect the transactions contemplated hereby.

Section 6.10 Reliance. The Purchaser acknowledges that it and its representatives have been permitted reasonable access to the books and records, facilities, equipment, Tax Returns, contracts, insurance policies (or summaries thereof) and other properties and assets of the Company and the Company Subsidiaries, and that they and their respective representatives have had a reasonable opportunity to meet with the officers and employees of the Company and the Company Subsidiaries to discuss the business of the Company and the Company Subsidiaries. The Purchaser acknowledges that none of the Company, the Seller or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information that the Company and the Company Subsidiaries furnished or made available to the Purchaser and its representatives, except for representations by the Company expressly set forth in this Agreement or the Transaction Documents, and neither the Company nor any other Person (including any Affiliate of the Company or their respective officers, directors, members, stockholders or partners) shall have or be subject to any liability to the Purchaser, or any other Person claiming through the Purchaser, (including in contract or tort, at law or in equity, under federal or state securities Laws or otherwise) resulting from the Purchaser’s use of any information, documents or material made available to the Purchaser (or any omissions therefrom) in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby. Except for the representations and warranties in this Agreement, the Purchaser acknowledges that, should the Closing occur, the Purchaser shall acquire the Company and the Company Subsidiaries without any representation or warranty as to merchantability or fitness for any particular purpose of their respective assets, in an “as is” condition and on a “where is” basis. The Purchaser acknowledges that, except for the representations and warranties of the Seller contained in Article 4 and the Company contained in Article 5, neither the Company, the Seller nor any other Person has made, and the Purchaser has not relied on, any other express or implied representation or warranty by or on behalf of, or with respect to, the Company. The Purchaser acknowledges that neither the Company, the Seller nor any other Person, directly or indirectly, has made, and the Purchaser has not relied on, any representation or warranty regarding the pro-forma financial information, financial projections or other forward-looking statements of the Company or any Company Subsidiary, and the Purchaser will not make any claim with respect to any such representation or warranty.

Section 6.11 Investment Purpose. The Purchaser will be purchasing the Shares for the purpose of investment and not with a view to, or for resale in connection with, the distribution thereof in violation of applicable federal, state or provincial securities laws. The Purchaser acknowledges that the sale of the Shares hereunder has not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws, and that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act, pursuant to an exemption from the Securities Act or in a transaction not subject thereto. The Purchaser represents that it is an “Accredited Investor” as that term is defined in Rule 501 of Regulation D of the Securities Act.

ARTICLE 7

COVENANTS

Section 7.1 Conduct of Business of the Company.

(a) Prior to the Closing, except (w) as set forth on Section 7.1(a) of the Company Disclosure Letter, (x) as required by applicable Law, (y) as otherwise expressly contemplated by this Agreement or any Company Documents, or (z) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause the Company Subsidiaries to (i) conduct the respective businesses of the Company and Company Subsidiaries in the Ordinary Course of Business; and (ii) use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and the Company Subsidiaries, (B) preserve the present relationships with the customers and suppliers of the Company and the Company Subsidiaries; and (C) comply with applicable Law.

(b) Other than (w) as set forth on Section 7.1(b) of the Company Disclosure Letter, (x) as required by applicable Law, (y) as otherwise expressly contemplated by this Agreement, or (z) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit Company Subsidiaries to:

(i) transfer, issue, sell, purchase, redeem, retire or grant any Equity Interests of the Company or Company Subsidiaries or grant any options, warrants, calls or other rights to purchase or otherwise acquire Equity Interests of the Company or Company Subsidiaries;

(ii) reclassify, combine, split, subdivide or amend the terms of any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(iii) amend in any material respect the certificate of incorporation, bylaws or comparable organizational documents of the Company or Company Subsidiaries;

(iv) (A) except as required under any existing Company Plan, materially increase the amount of any salary, wages, cash incentive compensation or benefits, or grant any unusual or extraordinary bonus or other compensation, to any employee, independent contractor or director, (B) enter into any deferred compensation, severance, retention, or similar agreement (or amend any such agreement); (C) enter into or amend any employment or consulting agreement outside the Ordinary Course of Business or with any employee or consultant earning annualized base compensation of at least $200,000; (D) hire or terminate the employment or engagement of any Person outside the Ordinary Course of Business or of any employee or consultant earning annualized base compensation of at least $200,000; or (E) recognize any labor union, trade union, association of trade unions, labor organization, or similar employee group;

(v) adopt or materially increase the payments to or benefits under, any employment Contract or Company Plan except as specifically required by the terms any such employment Contract or Company Plan, or as required by applicable Law;

(vi) enter into any commitment for capital expenditures of the Company or Company Subsidiaries to be made following the Closing in excess of the aggregate amount set forth in the budget of the Company and Company Subsidiaries for such portion of the applicable fiscal year;

(vii) without duplication of subsection (viii), acquire any material properties or assets or sell, assign, license, transfer, convey, or otherwise dispose of any of the material properties or assets of the Company and Company Subsidiaries, in each case, with a value in excess of $1,000,000 individually, or $5,000,000 in the aggregate;

(viii) change its present accounting methods or principles in any material respect, except as required by GAAP or by the Company’s auditors;

(ix) make or change any material Tax election, file any material amended Tax Return, change any Tax accounting period or settle any material Tax claim relating to the Company or any of the Company Subsidiaries, in each case outside the Ordinary Course of Business;

(x) incur any Indebtedness in excess of $10,000,000 other than in the Ordinary Course of Business; provided, that, for the avoidance of doubt, borrowings under the Specified Funded Indebtedness, as amended, shall not require the consent of the Purchaser and shall not be limited by such amount; or grant or authorize any Encumbrance;

(xi) permit the Company or Company Subsidiaries to enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities of any other Person, except, in each case for transactions between the Company and/or any Company Subsidiaries;

(xii) permit the Company to settle or compromise any pending or threatened Action claim or pay, discharge or satisfy or agree to pay, discharge or satisfy any liability in connection with any pending or threatened Action, other than the settlement, compromise, payment, discharge or satisfaction of Actions and liabilities that (A) do not involve any admission of wrongdoing and (B) involve no consideration other than the payment of cash prior to Closing;

(xiii) cancel any material debts owed to, or waive any material claims or rights of, the Company and the Company Subsidiaries;

(xiv) terminate, materially modify or amend any Material Contract, except in the Ordinary Course of Business and in compliance with any other applicable terms of this Agreement with respect to Material Contracts of the types described in Section 5.8(a)(iii), Section 5.8(a)(iv), Section 5.8(a)(v), Section 5.8(a)(vi) and Section 5.8(a)(x);

(xv) other than in the Ordinary Course of Business (it being understood that policies covering environmental contamination, product liability, product warranty or product recall matters shall be maintained in the Ordinary Course of Business through Closing), permit the Company’s insurance policies listed on the Company Disclosure Letter or comparable insurance coverage applicable to the Company to lapse;

(xvi) close any material facility or divest, cease to operate, or dispose of any material operations;

(xvii) cancel for no consideration any of the Intercompany Notes; or

(xviii) commit to or agree to take any of the foregoing actions.

(c) Nothing contained in this Agreement shall give the Purchaser, directly or indirectly, rights to control or direct the operations of the Company or the Company Subsidiaries before the Closing Date. Before the Closing Date, the Company shall, consistent with and subject to the terms and conditions of this Agreement, exercise complete control and supervision over the operations of the Company and each Company Subsidiary.

(d) If the Company desires to take an action which would be prohibited pursuant to this Section 7.1 without the written consent of the Purchaser, prior to taking such action the Company may request such written consent by sending an e-mail to all of the individuals set forth in Section 7.1(d) of the Purchaser Disclosure Letter. Any of the individuals set forth in Section 7.1(d) of the Purchaser Disclosure Letter (other than those designated as notice recipients only) may grant consent on behalf of the Purchaser to the taking of any action that would otherwise be prohibited pursuant to this Section 7.1 by e-mail or such other notice that complies with the provisions of Section 11.5.

Section 7.2 Efforts Regarding Certain Matters. Prior to Closing, Seller shall use commercially reasonable efforts to deliver to Purchaser (a) if requested by Purchaser, payoff letters from the counterparty of any third party indebtedness for borrowed money of the Company as of the Closing, providing for the full and final discharge of any such Indebtedness upon the Closing, (b) the materials in the custody or control of Seller or the Company that are reasonably necessary for Purchaser to seek to obtain at Closing a customary title insurance policy with respect to all Owned Real Property, and (c) evidence that environmental insurance policy issued on July 31, 2013 in favor of Royal Holdings, LP, Arsenal Capital Partners, and ADCO Global, Inc. has been issued in the name of the Company or one of its Subsidiaries (or will, effective upon Closing, be assigned to the Purchaser). Promptly following the date hereof and promptly following the Closing, Seller shall use commercially reasonable efforts to deliver to Purchaser three (3) complete and accurate archival copies (on a DVD, CD, flash drive or similar electronic storage medium) of the documents to which Purchaser had, as of the date hereof and as of the Closing Date (as applicable), been granted access in the “data room” in connection with the transactions contemplated hereby.

Section 7.3 Access to Information; Confidentiality; Public Announcements.

(a) During the period from the date of this Agreement to the earlier of the Closing Date and the termination of the Agreement in accordance with Article 10, the Company shall give the Purchaser and its authorized representatives reasonable access during normal business hours to all books, records, offices and other facilities and properties of the Company and each Company Subsidiary as the Purchaser and its authorized representatives may from time to time reasonably request; provided, however, that any such access shall be conducted in a manner not to unreasonably interfere with the businesses or operations of the Company and the Company Subsidiaries and, without the prior written consent of the Company, neither the Purchaser nor any of its Affiliates or Representatives shall, directly or indirectly, conduct any appraisals or environmental and engineering inspections of real property, or take and/or analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or perform any invasive testing procedure on any building or real property. Notwithstanding anything to the contrary in this Agreement, neither the Company nor any Company Subsidiary shall be required to provide such access or disclose any information to the Purchaser or its authorized representatives, if doing so could (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege or (ii) violate any Law to which the Company or any Company Subsidiary is a party or to which the Company or any Company Subsidiary is subject; provided that, if requested by Purchaser, Seller and the Company shall reasonably cooperate to facilitate access to such information in a manner that preserves such privilege and/or complies with such Law.

(b) Any information provided to or obtained by the Purchaser or its authorized representatives pursuant to Section 7.3(a) shall be subject to the Confidentiality Agreement, dated as of May 15, 2017, by and between American Securities LLC and the Purchaser, as amended (the “Confidentiality Agreement”), and shall be held by the Purchaser in accordance with and be subject to the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary herein, the terms and provisions of the Confidentiality Agreement shall survive the termination of this Agreement in accordance with the terms therein. In the event of the termination of this Agreement for any reason, the Purchaser shall comply with the terms and provisions of the Confidentiality Agreement, including returning or destroying all “Confidential Information” (as defined in the Confidentiality Agreement) and the non-soliciting and non-hiring of employees of the Company and the Company Subsidiaries.

(c) No party will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto; provided, however, that the parties hereto will agree on the initial press release announcing the execution of this Agreement prior to its public release and nothing herein will prohibit (i) any party from issuing or causing publication of any such press release or public announcement to the extent that such disclosure is upon advice of counsel required by law, in which case the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other parties reasonable time to comment on such release or announcement in advance of its issuance, (ii) Purchaser from disclosing this Agreement and the terms hereof (other than the Company Disclosure Letter) in its filings with the SEC (provided that, prior to the Closing, Seller will allow the Seller reasonable time to review and comment on such disclosure), or (iii) American Securities LLC and its Affiliates from communicating with the current or prospective limited partners of the investment funds managed by American Securities LLC and its Affiliates regarding this Agreement or the transactions contemplated hereby.

Section 7.4 Filings and Authorizations; Consummation.

(a) Subject to the terms and conditions herein, each party hereto agrees to use reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Law to consummate and make effective as promptly as practicable the Acquisition. Subject to appropriate confidentiality protections, each party hereto shall furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

(b) Each of the parties shall cooperate with one another in good faith and use reasonable best efforts to prepare all necessary documentation (including furnishing all information required under the HSR Act or other Competition Laws) to effect promptly all necessary filings and to obtain all consents, waivers and approvals necessary to consummate the transactions contemplated by this Agreement. Each party hereto shall provide to the other parties copies of all correspondence between it (or its advisors) and any Governmental Antitrust Entity relating to the Acquisition or any of the matters described in this Section 7.4. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with any Governmental Authority regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Competition Laws.

(c) Without limiting the generality of the undertakings pursuant to this Section 7.4, the parties hereto shall (i) as promptly as practicable, but in no event later than five (5) Business Days after the date hereof, submit all filings required under the HSR Act (which shall include a request for early termination of the applicable waiting period under the HSR Act), and (ii) as promptly as practicable, but in no event later than ten (10) Business Days after the date hereof, submit all filings required under the Competition Laws listed in Section 7.4(c) of the Company Disclosure Letter. The parties shall respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any requests for information under any other applicable Competition Law. Fees associated with filings required by the HSR Act and any other applicable Competition Law shall be borne by the Purchaser.

(d) Each of the parties hereto shall use reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Antitrust Entity with respect to the Acquisition under any Competition Law. In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Acquisition as in violation of any Competition Law, each of the parties hereto shall cooperate and use its reasonable best efforts to contest and resist any such Action, and to have vacated, lifted, reversed or overturned any temporary or preliminary Order that is in effect and that prohibits, prevents or restricts consummation of the Acquisition. In connection with and without limiting the foregoing, each of the Purchaser and the Company agrees to use reasonable best efforts to promptly take any and all steps necessary as may be required to cause the expiration of the notice periods under the HSR Act and any other Competition Laws that may be asserted by any Governmental Antitrust Entity, so as to enable the parties to consummate the Acquisition as expeditiously as possible.

(e) Notwithstanding anything to the contrary herein, none of Parent, the Purchaser or the Company shall be required to take or agree to any action under this Section 7.4 that would reasonably be expected to result in the reduction of $65 million or more in revenues in any fiscal year. Subject to the foregoing sentence, “reasonable best efforts” under this Section 7.4 shall include an obligation to:

(i) (A) sell, divest, hold separate, license, cause a third party to acquire, or otherwise dispose of, any Company Subsidiary, operations, divisions, businesses, product lines, customers or assets of the Purchaser, its Affiliates, or any of its or their respective Subsidiaries contemporaneously with or after the Closing and regardless as to whether a third party buyer has been identified or approved prior to the Closing (a “Divestiture”), (B) take or commit to take such other actions that may limit the Purchaser, its Affiliates, or any of its or their respective Subsidiaries’ freedom of action with respect to, or its ability to retain, one or more of its operations, divisions, businesses, products lines, customers or assets, and (C) enter into any Order, consent decree, or other agreement to effectuate any of the foregoing; provided, that, Purchaser shall not be required to take any actions under this Section 7.4(e)(i) if such action would result in a material adverse effect as measured on the combined business of Purchaser, its Affiliates and the Company and Company Subsidiaries; and

(ii) terminate any Contract or other business relationship;

in each case, as may be required to obtain any necessary clearance of any Governmental Antitrust Entity or to obtain termination of any applicable waiting period under any Competition Laws.

(f) The Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association, limited liability company, joint venture or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any delay in the obtaining of, or materially increase the risk of not obtaining, any Governmental Authorization, permit or Order of any Governmental Antitrust Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority (including any Governmental Antitrust Entity) entering an Order prohibiting the consummation of the transactions contemplated hereby; (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise; or (iv) otherwise reasonably be expected to materially delay or prevent the consummation of the Acquisition.

Section 7.5 Further Assurances. From the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with Article 10, each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required to carry out the provisions hereof and the actions contemplated hereby. Each party shall, on or prior to the Closing Date, use its reasonable best efforts to fulfill or obtain the fulfillment of the conditions precedent to the consummation of the transactions contemplated hereby, including the execution and delivery of any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated hereby. If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement or to effect, evidence or perfect the transfer of the Shares, each party will take such further action (including the execution and delivery of such further instruments and documents) as the other party may reasonably request, at the sole cost and expense of the requesting party.

Section 7.6 Officer and Director Indemnification and Insurance.

(a) The Purchaser agrees that all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring on or prior to the Closing Date now existing in favor of the current or former directors and officers of the Company and the Company Subsidiaries (the “Indemnified Parties”), as provided in the respective Organizational Documents and indemnification agreements provided to Purchaser prior to the date hereof (the “Existing Indemnification Obligations”), shall survive the Closing Date and shall continue in full force and effect in accordance with their respective terms for a period of not less than six (6) years after the Closing Date.

(b) From and after the Closing, the Purchaser, the Company and the Company Subsidiaries shall, jointly and severally, indemnify all Indemnified Parties in accordance with the Existing Indemnification Obligations to the fullest extent permitted by applicable law with respect to all acts and omissions arising out of or relating to their services as directors or officers of the Company, the Company Subsidiaries or another Person, if such Indemnified Party is or was serving as a director or officer of such other Person at the request of the Company, whether asserted or claimed at or after or occurring before the Closing (including in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise).

(c) On the Closing Date, the Purchaser shall pay for and maintain in effect a non-cancelable run-off insurance policy, for a period of six (6) years after the Closing Date to provide insurance coverage of not less than the existing coverage, for events, acts or omissions occurring on or prior to the Closing Date for all Indemnified Parties who were directors, managers or officers of the Company or any Company Subsidiary on or prior to the Closing Date, which policy shall contain terms and conditions no less favorable to the insured persons than the directors’ and officers’ liability insurance coverage presently maintained by the Company; provided, however, Purchaser shall not be required to pay more than four hundred percent (400%) of the most recent annual premium paid by the Company prior to the date hereof with respect to such policy. The Seller and the Company shall cooperate at the request of Purchaser to obtain such policy.

(d) The Purchaser hereby acknowledges that the Indemnified Parties may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Seller or its Affiliates and, with respect thereto, the Purchaser hereby agrees that (i) the Purchaser and the Company are the indemnitor of first resort (i.e., their obligations to the Indemnified Parties are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Party are secondary), and (ii) the Purchaser and the Company irrevocably waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of the Purchaser and the Company further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Party with respect to any claim for which such Indemnified Party has sought indemnification from the Company shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Party against the Company.

(e) The covenants contained in this Section 7.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(f) In the event that the Purchaser or the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Purchaser and the Company shall take all necessary action so that the successors or assigns of the Purchaser or the Company, as the case may be, shall succeed to the obligations set forth in this Section 7.6.

(g) The Purchaser agrees that the certificate of incorporation, the bylaws, the limited liability company agreements or comparable organizational documents of the Company and the Company Subsidiaries after the Closing shall contain provisions with respect to indemnification and exculpation from liability that are at least as favorable to the beneficiaries of such provisions as those provisions that are set forth in the certificate of incorporation, bylaws and comparable organizational documents of the Company and the Company Subsidiaries, respectively, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing Date in any manner that would adversely affect the rights thereunder in any material respect relating to the indemnification of Indemnified Parties, unless such modification is required by applicable Law; provided, however, this Section 7.6(g) (i) shall only apply to the extent maintenance of such provisions is required under applicable Law in order to provide for the Indemnified Persons to have the benefit of the other terms of this Section 7.6 and (ii) shall not in any way restrict the merger, consolidation or liquidation of such entities so long as the other provisions of this Section 7.6 (including Section 7.6(f)) are complied with.

Section 7.7 Waiver of Conflicts Regarding Representation. Notwithstanding anything to the contrary in any other agreement, recognizing that (a) Weil, Gotshal & Manges LLP (“Weil”) has acted as legal counsel to the Seller, the Company and the Company Subsidiaries and their respective Affiliates in connection with the Acquisition and the other transactions contemplated hereby, and that Weil intends to continue to act as legal counsel to the Seller, the Company and the Company Subsidiaries prior to Closing and as legal counsel to Seller and its Affiliates after the Closing and (b) Ernst & Young LLP (“E&Y”) has provided professional services to the Seller, the Company and the Company Subsidiaries and their respective Affiliates in connection with the Acquisition and the other transactions contemplated hereby, and that E&Y intends to continue to provide professional services to the Seller, the Company and the Company Subsidiaries and their respective Affiliates prior to Closing and to provide professional services to the Seller and its Affiliates after the Closing, the Company hereby waives, on its own behalf and on behalf of its Affiliates, any conflicts that have arisen or may arise in connection with Weil and/or E&Y representing the Seller, the Company and the Company Subsidiaries and their respective Affiliates, prior to, at or after the Closing or the Seller in contesting and settling any claims arising out of this Agreement or resolving any other disputes hereunder, including representing the Seller and its Affiliates against the Company, any Company Subsidiary and/or its Affiliates in litigation, arbitration or mediation in connection therewith. The Purchaser and the Company each consents, on its own behalf and on behalf of its Affiliates, to the continued representation of the Seller and its Affiliates by Weil and E&Y in connection with the Acquisition notwithstanding the fact that Weil and/or E&Y may have represented, and may currently or in the future represent, the Company, the Purchaser and/or any of their respective Affiliates with respect to unrelated matters. In addition, the Purchaser and the Company each hereby acknowledges that its consent and waiver under this Section 7.7 is voluntary and informed, and that the Purchaser and the Company have each obtained independent legal advice with respect to this consent and waiver. The Purchaser and the Company each agree that Weil and E&Y are express third party beneficiaries of this Section 7.7.

Section 7.8 Employee Matters.

(a) For a period of twelve (12) months following the Closing, the Purchaser shall, or shall cause the Company and Company Subsidiaries to, provide each employee who is employed by the Company and Company Subsidiaries on the Closing Date (including any employee on vacation, leave of absence or short- or long-term disability) (collectively, “Continuing Employees”) with (i) base salary or wages, target annual bonus opportunity and commission opportunity that are, in the aggregate, not materially less favorable than those being provided to such Continuing Employee immediately prior to the Closing and (ii) other employee benefits that, taken as a whole, are not materially less favorable than those provided to the Continuing Employees immediately prior to the Closing (except that, in each case, Purchaser shall not be obligated to provide any equity compensation).

(b) Following the Closing, when and to the extent the Continuing Employees are eligible to participate in any employee benefit plans or arrangements maintained by the Purchaser, the Company or Company Subsidiaries (collectively, the “Purchaser Plans”) the Purchaser shall use commercially reasonable efforts to (i) provide to Continuing Employees full credit for all eligibility, vesting, benefit accrual, and calculation of vacation or severance benefits, under such Purchaser Plans for such Continuing Employees’ service with the Company or Company Subsidiaries (or any predecessor entity) to the same extent recognized by the Company and Company Subsidiaries; (ii) waive all limitations as to preexisting conditions, exclusions, waiting periods, actively-at-work requirements and any other limitations with respect to participation and coverage requirements applicable to the Continuing Employees under any Purchaser Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Closing Date; and (iii) provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs provided, however, that the foregoing shall not apply (i) to the extent it would result in the duplication of benefits, (ii) for purposes of any defined benefit retirement plan or plan that provides retiree welfare benefits, or (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Purchaser and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to the level of benefits or participation.

(c) Without limiting the provisions of Section 7.8(a), for the period commencing on the Closing Date and ending on September 30, 2018, the Purchaser shall honor, assume and perform all obligations under the annual bonus plans set forth in Section 7.8(c) of the Company Disclosure Letter (the “Assumed Bonus Plans”).

(d) The provisions of this Section 7.8 are solely for the benefit of the parties hereto, and shall not confer upon any Person any third-party beneficiary rights. Nothing contained in this Section 7.8, whether express or implied: (i) shall be treated as establishing, amending or modifying for any purpose any labor agreement or Company Plan or any other employee benefit plan or arrangement; (ii) shall alter or limit the ability of the Purchaser, the Company, or any of their respective Affiliates to amend, modify or terminate any labor agreement, Company Plan, Purchaser Plan or other benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iii) is intended to confer upon any current or former employee or any other Person any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment.

(e) Seller shall, in consultation with the Purchaser, take such action as may be necessary to cause the ADCO Europe Holding GmbH and any other equity or phantom equity plan relating to the Company or any Company Subsidiary to be terminated and all liabilities thereunder to be satisfied at or prior to the Closing.

(f) Prior to the Closing, the Seller and the Company agree (i) to allow the Purchaser reasonable time to review and an opportunity comment on the form (such comments to be reasonably considered by the Seller and the Company) and content of any written communications to any Company employee with regard to the Purchaser or its Affiliates or this Agreement or the transactions contemplated hereby, and (ii) the Seller and the Company shall reasonably cooperate with and reasonably assist the Purchaser in identifying, and will provide access to, potential key employees identified by the Purchaser critical for the business and to whom additional compensation and/or benefits might be offered by the Purchaser.

Section 7.9 Tax Refunds.

(a) Except as provided in Section 7.9(b), any refunds of or credits against Taxes (including any interest paid or credited with respect thereto) with respect to any Pre-Closing Tax Period (or the pre-Closing portion of a Straddle Period) that are received by Parent, the Purchaser, the Company, or any Company Subsidiary or any of their respective Affiliates after the Closing shall be for the account of the Seller, and the Purchaser shall pay over to the Seller the amount of any such Tax refund or credit within thirty (30) days after receipt thereof. The Purchaser shall cooperate with the Seller in obtaining such Tax refunds and credits, it being understood that (i) the Transaction Tax Deductions shall be reported on the U.S. federal income Tax Return of the Company for the taxable year of the Company ending on the Closing Date (A) to the extent that such amounts are more likely than not deductible on such Tax Return for such taxable year, and (B) provided that the Company shall make the election to treat seventy percent (70%) of the amount of any Transaction Tax Deductions that are success-based fees as an amount that does not facilitate the transaction pursuant to the safe harbor in IRS Revenue Procedure 2011-29, (ii) any such amounts shall, to the extent possible, be claimed in cash rather than as a credit against future Tax liabilities, (iii) the Purchaser, the Company, and any Company Subsidiary shall cooperate with the Seller in obtaining such Tax refunds and credits, including promptly preparing and filing Tax Returns for any Pre-Closing Tax Period (or the pre-Closing portion of a Straddle Period) and carrying back, to the extent permitted by applicable Law, any net operating loss attributable to the Transaction Tax Deductions (including filing IRS Form 1139, or any successor form, and any comparable state, local or non-U.S. forms), (iv) after the Closing, the Purchaser shall not, and shall not permit the Company or any Company Subsidiary to, waive the carryback of any net operating loss that was generated in a Pre-Closing Tax Period, and (v) any Tax credit shall be deemed received by the Purchaser, the Company or the applicable Company Subsidiary on the date of the filing of the Tax Return for the applicable tax period.

(b) If at any time prior to paying over any Tax refund pursuant to Section 7.9(a) or any Transaction Tax Benefit pursuant to Section 7.10, the Company or any Company Subsidiary has any Excess Tax Liabilities, Parent or the Purchaser may cause the Company or any Company Subsidiary to first apply such refund (and any interest received in respect thereof) and/or Transaction Tax Benefit to reduce such Excess Tax Liabilities. To the extent such Tax refund and/or Transaction Tax Benefit exceeds the Excess Tax Liabilities, Purchaser shall refund the excess pursuant to Section 7.9(a) and/or Section 7.10, as applicable. Purchaser shall notify Seller of an intent to apply a refund pursuant to this Section 7.9(b) thirty (30) days before such refund is applied. Such notice (the “Excess Tax Liabilities Notice”) will include details of any related calculations and the nature of any Excess Tax Liabilities. If Seller does not respond within fifteen (15) days to the Excess Tax Liabilities Notice (or if Seller indicates earlier agreement), then Parent or the Purchaser may apply any refund as indicated in such Excess Tax Liabilities Notice. If Seller objects to the Excess Tax Liabilities Notice, then Purchaser and Seller shall negotiate in good faith to resolve any objection.

Section 7.10 Transaction Tax Benefit.

(a) For the three (3) Tax years beginning after the Closing Date, to the extent that Parent, the Purchaser, the Company or the Company Subsidiaries or any of their respective Affiliates recognize any Transaction Tax Benefit, without duplication of any amounts otherwise payable under Section 7.9 and subject to Section 7.9(b), the Purchaser shall, within five (5) Business Days of the later of (i) receiving such Transaction Tax Benefit (if it is in the form of a Tax refund) or filing the Tax Return recognizing the Transaction Tax Benefit (if it is in the form of a credit against Tax otherwise due or similar reduction in Taxes otherwise due) or (ii) the final disposition of any audit or contest with respect to such Transaction Tax Benefit, pay to the Seller the amount of such Transaction Tax Benefit. The Purchaser shall cooperate with the Seller in obtaining such Tax refunds and credits, it being understood that (i) to the extent permitted by applicable Law, the Company shall deduct the Transaction Tax Deductions on the Company’s Tax Returns and (ii) after carrying back any net operating loss as required in Section 7.9, the Company shall carryforward any net operating loss attributable to the Transaction Tax Deductions (a “Carryforward”).

(b) For the three (3) Tax years beginning after the Closing Date (or earlier date, if all Transaction Tax Deductions and Carryforwards are exhausted or can no longer be applied to reduce any Person’s income Tax liability), Purchaser shall provide the Seller with a schedule notifying the Seller of the basis for Purchaser’s determination that any Transaction Tax Deductions or Carryforwards not previously utilized have or have not been so utilized in such Tax year, together with reasonable supporting detail (a “Carryforward Schedule”), for review and comment not later than fifteen (15) Business Days prior to the due date (including extensions) of any applicable Tax Returns for such Tax year. The Seller shall review and comment on such Carryforward Schedules within five (5) Business Days of receipt thereof. If the Seller does not submit comments within such period, then the Seller will be deemed to have approved such Carryforward Schedules as prepared by Purchaser, and Purchaser will file the applicable Tax Returns promptly. If the Seller delivers comments to Purchase within such period, the Seller and Purchaser shall use good faith efforts to resolve any dispute in connection with such comments.

Section 7.11 Tax Cooperation.

(a) Each party hereto will, and will cause its Affiliates to, provide to the other parties hereto such cooperation and information as any of them reasonably may request in filing any Tax Return or claim for Tax refund, determining a liability for Taxes or a right to refund of Taxes or in conducting any audit, examination, claim, adjustment, Action or other proceeding in respect of Taxes. This cooperation and information shall include providing copies of all relevant portions of the relevant Tax Returns, together with such accompanying schedules and work papers, documents relating to rulings or other determinations by Taxing Authorities and records concerning the ownership and Tax bases of property, in each case, as are relevant and which such party possesses or controls. Each party will make itself and its employees, if any, reasonably available on a mutually convenient basis at its cost to provide an explanation of any documents or information so provided. Purchaser and Seller agree to retain, to cause their respective Affiliates to retain, all Tax Returns and related records with respect to Tax matters pertinent to the Company and the Company Subsidiaries in accordance with their respective normal record retention policies, but in all events until the expiration of the statute of limitations for the taxable periods to which such Tax Returns and records relate.

(b) The parties agree to cooperate and use commercially reasonable efforts to determine the most efficient purchasing entity, from a legal, tax, and operational perspective so that Purchaser may determine whether it wishes to make an assignment of its rights, interests and obligations pursuant to an in accordance with Section 11.8.

(c) Seller shall cause the provisions of any Tax Sharing Agreement (i) between Seller or any of its Affiliates and the Company or any Company Subsidiary or (ii) between the Company and any Company Subsidiary and any Person who is not the Company or a Company Subsidiary, to be terminated on or before the Closing Date. After the Closing Date, no party shall have any rights or obligations under any such Tax Sharing Agreement.

Section 7.12 Section 280G Matters. The Company shall (a) no later than five (5) Business Days prior to the Closing Date, solicit from each “disqualified individual” with respect to the Company and Company Subsidiaries (within the meaning of Section 280G(c) of the Code) who could otherwise receive any payment or benefits that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that all remaining payments or benefits, if any, shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) no later than three (3) Business Days prior to the Closing Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a shareholder vote (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive the Waived 280G Benefits. Prior to soliciting such waivers and approval materials, the Company shall provide drafts of such waivers and approval materials, including calculations related to such materials, to Purchaser for its review and comment no later than three (3) Business Days prior to soliciting such waivers and soliciting such approval, and the Company shall consider any comments provided by Purchaser in good faith. If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of Section 280G(b)(5)(B) as contemplated above, such Waived 280G Benefits shall not be made or provided. Prior to the Closing, Seller shall deliver to Purchaser evidence reasonably acceptable to Purchaser that a vote of the shareholders of the Company was solicited in accordance with the foregoing provisions of this Section 7.12 and that either (i) the requisite number of votes of the shareholders of the Company was obtained with respect to the Waived 280G Benefits (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

Section 7.13 Transfer Taxes. Purchaser shall be responsible for all transfer, value-added, documentary, sales, excise, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the Acquisition (collectively, the “Transfer Taxes”). Purchaser (at its expense) shall also file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law or to the extent reasonably requested, each party shall cooperate in the preparation and filing and join in the execution of any such Tax Returns and other documentation.

Section 7.14 No-Shop. From the date of this Agreement and until the earlier of the Closing and the termination of this Agreement pursuant to Section 10.1, neither the Seller nor the Company shall, and neither shall permit any of their respective Affiliates or the Company Subsidiaries and shall not direct any of their respective representatives to, directly or indirectly, (i) discuss, negotiate, undertake, authorize, recommend, propose or enter into any transaction involving the direct or indirect sale or transfer of all or substantially all or any material portion of the assets of the Company or any Company Subsidiary (other than sales or transfers of assets in the Ordinary Course of Business) or the Equity Interests in the Company or any Company Subsidiary other than the transactions contemplated by this Agreement (an “Acquisition Transaction”); (ii) solicit or initiate discussions, negotiations or submissions of proposals or offers in respect of an Acquisition Transaction; or (iii) furnish or cause or permit to be furnished, to any Person, any information concerning the business, operations, properties or assets of the Company or the Company Subsidiaries except in the Ordinary Course of Business and unrelated to any Acquisition Transaction. The Seller shall and shall cause the Company and the Company Subsidiaries and direct their respective Affiliates and representatives to immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than the Purchaser Parties) conducted heretofore with respect to any of the foregoing. The Seller and the Company each agree not to, and to cause their respective Affiliates, the Company Subsidiaries and direct their respective representatives not to, release any third party from the confidentiality and standstill provisions of any agreement to which either (i) the Company or any Company Subsidiary is a party or (ii) the Seller or any of its Affiliates is a party and the agreement relates to the Company.

Section 7.15 Consents. The Seller and the Company shall use (and shall cause the Company Subsidiaries to use) commercially reasonable efforts to make or obtain at the earliest practicable date all notices, consents, waivers and approvals in respect of those items marked with an asterisk listed on Section 4.3 or Section 5.3 of the Company Disclosure Letter; provided, that Seller, the Company and their respective Affiliates shall not be required to (i) expend any money to obtain any such consents and approvals, or (ii) offer or grant any accommodation (financial or otherwise) to obtain any third-party consent. For the avoidance of doubt, except as expressly set forth in Article 8 or Article 9, the receipt of any consent or approval shall not be a condition to the obligation of any party to consummate the Closing.

Section 7.16 Financing Cooperation.

(a) Subject to the terms and conditions of this Agreement, the Purchaser Parties shall use their reasonable best efforts to arrange, consummate and obtain the Financing on the terms and conditions not materially less favorable to Seller than those in the Commitment Letter, including using its reasonable best efforts (i) to maintain in full force and effect the Commitment Letter and to negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained in the Commitment Letter (including any related “flex” provisions) or on other terms not materially less favorable, in the aggregate, to the Purchaser Parties (including with respect to the conditionality thereof), (ii) to satisfy on a timely basis (taking into account the expected timing of the Marketing Period), or obtain a waiver of on a timely basis, all conditions in such definitive agreements that are applicable to the Purchaser Parties and within the Purchaser Parties’ control, (iii) in the event that the conditions in Article 8 and Article 9 and the conditions contemplated in the Commitment Letter have been satisfied or upon funding would be satisfied, to consummate the Financing contemplated by the Commitment Letter on or prior to the Closing Date on terms no less favorable to the Purchaser Parties than those contained in the Commitment Letter (including any related “flex” provisions), and (iv) to timely file annual reports on form 10-K and quarterly reports on form 10-Q and maintain S-3 eligibility.

(b) Without the Seller’s or the Company’s prior consent (not to be unreasonably withheld, conditioned or delayed), the Purchaser Parties may not enter into any replacement, amendment, supplement or other modification of, or waive any of its material rights under, all or a portion of the Commitment Letter if such replacement, amendment, supplement, modification or waiver would reasonably be expected to (i) reduce the aggregate amount of the commitments available under the Commitment Letter (other than to the extent the Purchaser Parties will otherwise have access to sufficient cash on the Closing Date to permit it to pay the amounts required to be paid by it pursuant to Section 3.3(a)(i)) or (ii) impose new or additional conditions or otherwise amend, expand or modify any of the conditions to the Financing in a manner that would reasonably be expected to make the funding of the Financing less likely to occur or prevent, materially delay or impede the Closing or the date on which the Financing would be obtained, provided that, for the avoidance of doubt, the Purchaser Parties may amend, supplement, modify or waive any terms of the Commitment Letter or definitive agreements with respect thereto without the consent of the Seller or the Company in order to (1) correct typographical errors, (2) add lenders, lead arrangers, bookrunners, syndication agents or similar entities (by assignment or otherwise) or (3) reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto in each case, to persons who are similarly creditworthy to the Financing Sources party to the Commitment Letter as of the date hereof; provided, that any replacement, amendment, supplement or other modification made pursuant to clauses (1), (2) or (3) shall not be reasonably expected to delay or impair the availability of the Financing on the Closing Date (together, the “Permitted Commitment Amendments”).

(c) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter (including any related “flex” terms) (other than as a result of the Seller’s or the Company’s breach of any provision of this Agreement, or failure to satisfy the conditions set forth in Article 8 and Article 9) and, as a result, Purchaser will not have access to sufficient cash on the Closing Date to permit it to pay the amounts required to be paid by it pursuant to Section 3.3(a)(i), the Purchaser Parties shall use reasonable best efforts to arrange as promptly as practicable, but in no event later than two (2) Business Days prior to the Closing Date, any such portion from alternative financing sources, on terms and conditions taken as a whole not materially less favorable to the Purchaser Parties than the Financing contemplated in the Commitment Letter and to obtain a new financing commitment letter (including any associated engagement letter and related fee letter) copies of which shall be promptly provided to the Company, and, for the purposes of this Agreement, all references to the Financing shall be deemed to include such alternative financing, all references to the Commitment Letter and other definitive documents shall include the applicable documents for the alternative financing, and all references to the Financing Sources shall include the Persons providing or arranging the alternative financing.

(d) Notwithstanding anything herein to the contrary, obtaining the Financing or any alternative financing by the Purchaser Parties is not a condition to Closing and the obligations of the Purchaser Parties to consummate the transactions contemplated by this Agreement are not subject to the availability of the Financing.

(e) From the date hereof until the Closing Date or the earlier termination of this Agreement in accordance with its terms, the Seller and the Company shall use reasonable best efforts to, and shall use reasonable best efforts to cause their respective Affiliates, Subsidiaries, directors, officers, employees, agents and representatives to, use reasonable best efforts to provide all customary cooperation as may be reasonably requested by the Purchaser Parties in connection with the Financing, including:

(i) (A) using reasonable best efforts to furnish to the Purchaser and its Financing Sources, as promptly as practicable, the Required Financial Information and (B) providing the Purchaser and its representatives with reasonable access to the representatives, employees, properties and books and records of the Company;

(ii) using reasonable best efforts to make senior management of the Company available, at reasonable times and upon reasonable notice, to participate in a reasonable number of bank meetings, due diligence sessions, drafting sessions and other in-person sessions with prospective lenders, investors and rating agencies in connection with the Financing, including through a customary “roadshow” for the Financing;

(iii) using reasonable best efforts to assist with the preparation of customary information relating to the Company and the Company Subsidiaries to be included in (A) an offering memorandum, prospectus supplement, bank information memoranda, private placement memoranda, registration statements and similar documents and other marketing materials, including “roadshow” or investor meeting slides to be used in connection with the Financing (including requesting any consents of accountants for use of their reports in any materials relating to the Financing and the delivery of one or more customary representation letters), (B) materials for rating agency presentations and due diligence sessions and (C) distribution of information to prospective lenders (including providing customary authorization letters with customary 10b-5 and material non-public information representations);

(iv) using reasonable best efforts to cause the Company’s auditors to provide assistance and cooperation to the Purchaser, including participating in drafting sessions and accounting due diligence sessions and providing any necessary and customary “comfort letter” in accordance with applicable accounting standards;

(v) providing appropriate representations in connection with the preparation of financial statements and other financial data of the Company and using reasonable best efforts to obtain accountants’ consents and any additional audit procedures in connection with the use of the Company’s financial statements in offering documents, prospectuses and other documents to be filed with the SEC;

(vi) using reasonable best efforts to provide to the Financing Sources all documentation and other information required or reasonably requested pursuant to or in connection with applicable “know your customer” and anti-money laundering rules and regulations;

(vii) facilitating the execution and delivery (at the Closing) of definitive documents related to the Financing and other documents, as may be reasonably requested by the Purchaser, and otherwise facilitating the pledging of and granting, recording and perfection of security interests in share certificates, securities and other collateral, and obtain surveys, title searches, appraisals and title insurance as reasonably requested by the Purchaser and taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by the Purchaser to permit the consummation of the Financing;

(viii) (viii) taking all actions reasonably necessary to permit the Financing Sources to examine and evaluate the current assets of the Company and the Company Subsidiaries for the purpose of establishing collateral arrangements contemplated by the Commitment Letter;

(ix) using reasonable best efforts to cooperate with the Purchaser and its efforts to obtain (x) corporate and facilities ratings and (y) consents, surveys and title insurance (including providing reasonable access to the Purchaser and its Representatives to all Leased Real Property or Owned Real Property) as reasonably requested by the Purchaser;

(x) cooperating with the Financing Sources in their efforts to benefit from the existing lending relationships of the Company and the Company Subsidiaries; and

(xi) taking all corporate actions reasonably requested by Purchaser Parties or any Financing Source to permit the consummation of the Financing;

provided, however, (i) that nothing in this Section 7.16(e) shall require the payment of any commitment or other similar fee or incur any other liability or obligation or to enter into any agreement effective in connection with the Financing unless and until the Closing occurs, unless subject to the expense reimbursement provision contained in Section 7.16(f), and (ii) none of Seller, the Company, any of their Subsidiaries or Affiliates, or any of their respective directors, officers, employees or agents shall be required to execute or enter into any certificate, instrument, agreement or other document in connection with the Financing which is not contingent upon the Closing or would otherwise be effective prior to the Closing; provided, further, that notwithstanding anything to the contrary in this Section 7.16, (i) nothing in this Section 7.16 will require any cooperation to the extent the same would (x) unreasonably interfere with the ongoing operations of the Company and/or its Subsidiaries, (y) cause any condition to Closing set forth in Article 9 to not be satisfied or otherwise cause any breach of this Agreement or (z) reasonably be expected to conflict with, violate, breach or otherwise contravene any Law.

(f) The Purchaser shall (i) promptly, upon request by the Seller, reimburse the Seller for all reasonable and documented out-of-pocket costs and expenses (including, but not limited to, outside attorney’s fees) incurred by the Seller at the Purchaser’s request specifically in connection with the cooperation contemplated by Section 7.16(e) (which amount, for the avoidance of doubt, shall not constitute a Transaction Expense) and (ii) indemnify and hold harmless the Seller, the Company and their respective Affiliates and their respective pre-Closing directors, officers, employees and representatives from and against any and all losses suffered or incurred by any of them in connection with the arrangement of the Financing and any information utilized in connection therewith, except to the extent suffered or incurred as a result of (x) the bad faith, negligence, willful misconduct or breach of this Agreement by the Seller, the Company, any Company Subsidiaries or any of their respective representatives or Affiliates or (y) information provided by the Seller or the Company containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(g) The Seller and the Company shall, and each shall cause its Affiliates to, supplement the Required Financial Information on a reasonably current basis to the extent that any such Required Information, to the Knowledge of the Company, when taken as a whole and in light of the circumstances under which such statements were made, contains any material misstatement of fact or omits to state any material fact necessary to make such information not materially misleading.

(h) Notwithstanding any provision of the Confidentiality Agreement to the contrary, the Purchaser, shall be permitted to disclose information (i) to potential lenders, investors or their respective agents, advisors or other representatives in connection with the Financing on a confidential basis and (ii) within offering documents, prospectuses and other documents to be filed with the SEC, to the extent such information is required to be included or was provided for inclusion therein.

(i) The Seller and the Company hereby consent to the reasonable use of their respective logos, names and other trademarks in connection with the Financing, provided that such logos are not used in a manner that is intended or reasonably likely to harm or disparage the Seller, the Company or their respective marks, reputation or goodwill.

(j) Prior to the Closing, the Seller and the Company will cooperate and use commercially reasonable efforts to assist Purchaser in connection with the preparation and filing by the Purchaser of a Current Report on Form 8-K, which Form 8-K will include pro forma financial statements prepared by the Purchaser with respect to the Transactions (including as contemplated by Article 11 of Regulation S-X) and historical financial statements of the Company as contemplated by Rule 3-05 of Regulation S-X. The Company shall deliver the historical financial statements of the Company required to be so included and shall use commercially reasonable efforts to cause and enable its auditors to provide to the Purchaser (and not withdraw) its consent to incorporation by reference into the registration statements filed by the Purchaser under the Securities Act of its audit reports with respect to the Company’s financial statements.

ARTICLE 8

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE PURCHASER PARTIES

The obligations of the Purchaser Parties under this Agreement to effect the Closing shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by Parent:

Section 8.1 Representations and Warranties Accurate. On and as of the Closing Date as though made on and as of the Closing Date (except for such representations and warranties expressly stated to relate to an earlier date, in which case, as of such earlier date), each of (a) the representations and warranties of the Company contained in Section 5.7(b) and Section 5.4 (Capitalization) shall be true and correct in all respects, (b) the other representations and warranties set forth in Article 4, Section 5.1 (Organization and Power), Section 5.2 (Authority), and Section 5.18 (Brokers) shall be true and correct in all material respects, and (c) the representations and warranties of the Company contained in Article 5 (other than in clauses (a) and (b) of this Section 8.1) shall be true and correct in all respects; provided, that clause (c) shall be deemed satisfied unless the failure of such representations and warranties to be so true and correct has had or would reasonably be expected to have a Material Adverse Effect. Solely for purposes of clause (c) in the preceding sentence, qualifications as to “materiality” or “Material Adverse Effect,” contained in such representations and warranties shall be disregarded (except with respect to Section 5.6 (Financial Statements), and any such qualification to the extent it qualifies an affirmative requirement to list specified items on a section of the Company Disclosure Letter, including pursuant to Section 5.13 (Intellectual Property), Section 5.8 (Contracts and Commitments) and the first sentence of Section 5.14(a) (Employee Benefit Plans)).

Section 8.2 Performance. The Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by the Company prior to or on the Closing Date.

Section 8.3 FIRPTA Certificate. The Company shall have provided (i) a certificate prepared pursuant to Treasury Regulation Section 1.1445-2(c)(3)(i) in form and substance as required under Treasury Regulation Section 1.897-2(h), stating that an interest in the Company is not a “United States real property interest” within the meaning of Code Section 897(c)(2) during the applicable period, and (ii) a copy of the notice of such certification as provided by the Company to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

Section 8.4 Legal Prohibition. On the Closing Date, there shall exist no Order issued by (a) any Governmental Authority or court of competent jurisdiction in the United States of America which prohibits the consummation of the transactions contemplated under this Agreement or (b) any other Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement, which Order, in the case of clause (b), would have a Material Adverse Effect after giving effect to the transactions contemplated hereby.

Section 8.5 HSR Act. The waiting period (and any extension thereof) under the HSR Act applicable to the Acquisition shall have expired or terminated, as applicable, and any other approvals, clearances, or expirations of waiting periods under the Competition Laws listed in Section 7.4(c) of the Company Disclosure Letter shall have been obtained.

Section 8.6 Frustration of Closing Conditions. The Purchaser Parties may not rely on the failure of any condition set forth in this Article 8 to be satisfied if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.

Section 8.7 Officer’s Certificate. The Company with respect to the Company and the Company Subsidiaries, and the Seller, with respect to the Seller, shall have delivered to Purchaser a certificate, signed by an executive officer of the Company in the case of the Company and the Company Subsidiaries, and an executive officer of the Seller in the case of the Seller, dated as of the Closing Date, certifying the matters set forth in Sections 8.1 and 8.2.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLER

The obligation of the Seller to effect the Closing shall be subject to the satisfaction, at or prior to the Closing Date, of all of the following conditions, any one or more of which may be waived by the Seller:

Section 9.1 Representations and Warranties Accurate. The representations and warranties of the Purchaser contained in Article 6 which are not subject to a materiality qualification shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct in all material respects on such earlier date) and the representations and warranties of the Purchaser which are subject to a materiality qualification, shall be true and correct in all respects on and as of the Closing Date (except for representations and warranties expressly stated to relate to a specific date, in which case such representations and warranties shall be true and correct on such earlier date).

Section 9.2 Performance. The Purchaser Parties shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

Section 9.3 Legal Prohibition. On the Closing Date, there shall exist no Order issued by (a) any Governmental Authority or court of competent jurisdiction in the United States of America which prohibits the consummation of the transactions contemplated under this Agreement or (b) any other Governmental Authority or court of competent jurisdiction which prohibits the consummation of the transactions contemplated under this Agreement, which Order, in the case of clause (b), would have a Material Adverse Effect after giving effect to the transactions contemplated hereby.

Section 9.4 HSR Act. The waiting period (and any extension thereof) under the HSR Act applicable to the Acquisition shall have expired or terminated, as applicable, and any other approvals, clearances, or expirations of waiting periods under the Competition Laws listed in Section 7.4(c) of the Company Disclosure Letter shall have been obtained.

Section 9.5 Frustration of Closing Conditions. The Seller may not rely on the failure of any condition set forth in this Article 9 to be satisfied if such failure was primarily caused by such party’s failure to comply with any provision of this Agreement.

Section 9.6 Officer Certificate. Purchaser shall have delivered to the Seller a certificate, signed by an executive officer of Purchaser, dated as of the Closing Date, certifying the matters set forth in Sections 9.1 and 9.2.

ARTICLE 10

TERMINATION

Section 10.1 Termination. This Agreement may be terminated on or prior to the Closing Date as follows:

(a) by the mutual consent of the Purchaser and the Seller;

(b) at the election of the Purchaser or the Seller if the Closing Date shall not have occurred on or before March 2, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose breach of this Agreement has materially contributed to, or resulted in, the failure to consummate the transactions contemplated hereby by such date;

(c) by the Purchaser if the Seller or the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Seller or the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Closing, (i) would result in the failure of any of the conditions set forth in Section 8.1 or 8.2 and (ii) cannot be or has not been cured or waived by the Purchaser by the earlier of (A) one (1) Business Day prior to the Termination Date and (B) twenty (20) Business Days after the giving of written notice to the Company of such breach or failure; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this paragraph if the Purchaser is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 9.1 or 9.2;

(d) by the Seller if the Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of the Purchaser shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, if occurring or continuing at the Closing, (i) would result in the failure of any of the conditions set forth in Section 9.1 or 9.2 and (ii) cannot be or has not been cured or waived by the Seller by the earlier of (A) one (1) Business Day prior to the Termination Date and (B) twenty (20) Business Days after the giving of written notice to the Purchaser of such breach or failure; provided, that the Seller shall not have the right to terminate this Agreement pursuant to this paragraph if the Seller or the Company is then in breach of any of its covenants or agreements set forth in this Agreement, which breach would result in the failure of any of the conditions set forth in Section 8.1 or 8.2;

(e) subject to Section 7.4, if a court of competent jurisdiction or other Governmental Authority shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated under this Agreement and such Order shall have become final and non-appealable and, in the case of any court of competent jurisdiction or other Governmental Authority not in the United States of America, such Order would have a Material Adverse Effect after giving effect to the transactions contemplated hereby; or

(f) by the Seller if all of the conditions set forth in Article 8 were satisfied as of such date and continue to be satisfied at the time of such termination (other than any condition the failure of which to be satisfied is attributable, in whole or in part, to a breach by the Purchaser of its representations, warranties, covenants or agreements contained in this Agreement and other than conditions that, by their nature, are to be satisfied at the Closing and which were, at the time of termination, capable of being satisfied) and the Purchaser has failed to consummate the Closing on the date the Closing should have occurred pursuant to Section 3.1; and Purchaser fails to consummate the Closing within two (2) Business Day after the giving of written notice by the Seller to the Purchaser of such failure.

The party desiring to terminate this Agreement pursuant to this Section 10.1 (other than Section 10.1(a)) shall give notice of such termination to the other party.

Section 10.2 Effect of Termination. If this Agreement is terminated in accordance with Section 10.1, this Agreement shall become void and of no further force and effect and none of the parties hereto shall have any liability in respect of a termination of this Agreement; provided, however, that, no party hereto shall be relieved from liability or damages for any Willful Breach of any of its covenants or agreements contained in this Agreement prior to termination; and provided, further, that the provisions of Section 7.3(b) (Confidentiality), 10.2 (Effect of Termination), 10.3 (Purchaser Termination Fee), 11.12 (Governing Law), 11.13 (Exclusive Jurisdiction; Consent to Service of Process) and 11.14 (Waiver of Jury Trial), the Confidentiality Agreement shall each survive the termination of this Agreement. As used herein, “Willful Breach” means a material breach of this Agreement that is a consequence of an omission by, or act undertaken by or caused by, the breaching party intentionally, voluntarily, and with the knowledge that such omission or taking or causing of such act would, or would reasonably be expected to, cause such material breach of this Agreement.

Section 10.3 Purchaser Termination Fee.

(a) If this Agreement is terminated, (i) by the Seller pursuant to Section 10.1(d); (ii) by the Seller pursuant to Section 10.1(f), or (iii) pursuant to Section 10.1(b) at a time when this Agreement could have been validly terminated by the Seller pursuant to Sections 10.1(d) or 10.1(f) and the circumstances giving rise to Seller’s right to terminate pursuant to Section 10.1(d) or 10.1(f) arose prior to the Outside Date, then the Purchaser shall pay the Purchaser Termination Fee to, or as directed by, Seller, as promptly as reasonably practicable (and, in any event, within one (1) Business Day following such termination) by wire transfer of same day funds.

(b) Except in the case of a Willful Breach and without limiting Seller’s right to specific performance pursuant to Section 11.16 prior to the termination of this Agreement and notwithstanding anything else to the contrary included herein, if this Agreement is terminated under one of the circumstances described in Section 10.3(a), the Seller’s receipt of the Purchaser Termination Fee (together with the payment of any indemnification or reimbursement pursuant to Section 7.16(e) and the Other Costs) from the Purchaser shall be the sole and exclusive remedy of the Seller and its Affiliates (including the Company) against the Purchaser Parties, their Affiliates and the Financing Sources for, and the Seller and the Company shall be deemed to have waived all other remedies (including equitable remedies) with respect to, the failure of the Acquisition to be consummated or with respect to any loss or damage suffered as a result thereof, any breach by the Purchaser of its obligation to consummate the Acquisition or the Financing or any breach by the Purchaser Parties of any representation, warranty, covenant or agreement set forth herein or in the Commitment Letter or in any document related to the Financing, and upon payment of such amount, the Purchaser Parties shall have no further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

(c) The parties hereto hereby agree that the Purchaser Termination Fee is liquidated damages in a reasonable amount and not a penalty, and the payment of the Purchaser Termination Fee in the circumstances specified in this Agreement is supported by due and sufficient consideration. For the avoidance of doubt, under no circumstances shall Seller be entitled or permitted to receive (i) monetary damages for any breach by Purchaser Parties of this Agreement the aggregate amount of which, together with any portion of the Purchaser Termination Fee paid to Seller by the Purchaser pursuant to Section 10.3(a), exceeds the amount of the Purchaser Termination Fee and the Other Costs (except in the case of a Willful Breach), (ii) both a grant of specific performance or other equitable relief pursuant to Section 11.16, and any money damages, including all or any portion of the Purchaser Termination Fee, or (iii) the Purchaser Termination Fee on more than one occasion.

(d) If Purchaser fails to promptly pay (or cause to be paid) in full the amount due pursuant to this Section 10.3, and, in order to obtain such payment, the Seller or the Company commences litigation that results in an award against the Purchaser for the Purchaser Termination Fee, then the non-prevailing party in such litigation shall pay the prevailing party or its designee the prevailing party’s reasonable and documented costs and expenses (including reasonable and documented attorney’s fees) in connection with enforcing or defending (as applicable) such litigation. The costs and expenses payable pursuant to Section 7.16 and this Section 10.3(d) shall be referred to herein collectively as the “Other Costs.”

ARTICLE 11

MISCELLANEOUS

Section 11.1 Survival. The representations and warranties set forth in this Agreement and any certificate or other writing delivered pursuant to this Agreement, and any covenants and agreements in this Agreement or in any schedule, exhibit, instrument or other document pursuant to this Agreement, in each case, to be complied with prior to the Closing or the termination of this Agreement, shall terminate at Closing, and thereafter none of the parties hereto or any of their Affiliates or any of their respective managers, officers directors, employees, advisors, consultants, agents, stockholders, partners or representatives shall have any liability whatsoever with respect to any such representation, warranty, covenant or agreement, and no claim for breach of any such representation or warranty, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto. The provisions of this Section 11.1 will not, however, prevent or limit a cause of action under Section 11.16 to obtain an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof. The provisions of this Section 11.1 shall still apply if any Purchaser Party makes a claim under any insurance policy and such claim is denied by the insurer.

Section 11.2 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto; provided, that this Section 11.2, Section 11.9, Section 11.12, Section 11.13, Section 11.14, and Section 11.17 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplement, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 11.3 Entire Agreement. This Agreement including the Company Disclosure Letter, the Purchaser Disclosure Letter and Exhibits attached hereto which are deemed for all purposes to be part of this Agreement, and the other documents, delivered pursuant to this Agreement and the Confidentiality Agreement, contain all of the terms, conditions and representations and warranties agreed upon or made by the parties relating to the subject matter of this Agreement and the businesses and operations of the Company and supersede all prior and contemporaneous agreements, negotiations, correspondence, undertakings and communications of the parties or their representatives, oral or written, respecting such subject matter. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties. The parties have voluntarily agreed to define their rights, liabilities and obligations respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement. Furthermore, the parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations; the parties specifically acknowledge that no party has any special relationship with another party that would justify any expectation beyond that of ordinary parties in an arm’s-length transaction.

Section 11.4 Headings. The headings contained in this Agreement are intended solely for convenience and shall not affect the rights of the parties to this Agreement.

Section 11.5 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given and made if (a) in writing and served by personal delivery upon the party for whom it is intended, (b) if delivered by facsimile or email with receipt confirmed, or (c) if delivered by certified mail, registered mail, courier service, return-receipt received to the party at the address set forth below, with copies sent to the Persons indicated:

If to the Seller or to the Company prior to Closing:

c/o American Securities LLC

299 Park Avenue, 34th Floor

New York, New York 10171

Attention: Scott Wolff

Eric Schondorf, Esq.

Facsimile: (212) 697-5524

Email: swolff@american-securities.com;

eschondorf@american-securities.com

With a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention: Michael Lubowitz, Esq.

Facsimile: (212) 310-8007

Email: michael.lubowitz@weil.com

If to the Purchaser and Parent or, after the Closing, the Company:

H.B. Fuller Company

1200 Willow Lake Boulevard

P.O. Box 64683

St. Paul, Minnesota 55164-0683

Attention: John Corkrean

Timothy J. Keenan

Facsimile: (651) 355-9376

Email: john.corkrean@hbfuller.com

tim.keenan@hbfuller.com

With a copy to (which shall not constitute notice):

Faegre Baker Daniels LLP

2200 Wells Fargo Center

90 South Seventh Street

Minneapolis, Minnesota 55402

Attention: W. Morgan Burns

Brandon C. Mason

Facsimile: (612) 766-1600

Email: morgan.burns@FaegreBD.com

brandon.mason@FaegreBD.com

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section 11.5.

Section 11.6 Exhibits and Disclosure Letters. Any matter, information or item disclosed in the Company Disclosure Letter or Purchaser Disclosure Letter, shall be deemed to have been disclosed for all purposes of this Agreement in response to every representation, warranty or covenant in this Agreement in respect of which such disclosure is reasonably inferable. The inclusion of any matter, information or item in the Company Disclosure Letter or Purchaser Disclosure Letter shall not be deemed to constitute an admission of any liability by the Company, Parent or the Purchaser, respectively, to any third party or otherwise imply that any such matter, information or item is material or creates a measure for materiality for the purposes of this Agreement.

Section 11.7 Waiver. Waiver of any term or condition of this Agreement by any party shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement. No action taken pursuant to or in connection with this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Section 11.8 Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other parties to this Agreement; provided that the Purchaser Parties may assign this Agreement to any of its Subsidiaries or Affiliates and to any subsequent acquirer of any substantial portion of the business of the Company and the Company Subsidiaries. Any purported assignment without such prior written consents shall be void. No assignment will relieve a party of its obligations hereunder.

Section 11.9 No Third Party Beneficiary. Nothing in this Agreement shall confer any rights, remedies or claims upon any Person or entity not a party or a permitted assignee of a party to this Agreement, except for (a) the Indemnified Parties as set forth in Section 7.6, (b) Weil and E&Y as set forth in Section 7.7, (c) the Released Parties as set forth in Section 11.11, and (d) the Financing Sources as set forth in Section 10.3(b), Section 11.2, this Section 11.9, Section 11.12, Section 11.13, Section 11.14, Section 11.17.

Section 11.10 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement. Facsimile signatures or signatures received as a pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

Section 11.11 Release. Effective as of the Closing Date, except for any rights or obligations under this Agreement or the other Transaction Documents, each of the parties to this Agreement, on behalf of itself and each of its Subsidiaries and Affiliates and each of its and their respective current and former officers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges the other parties to this Agreement, its Affiliates and each of their respective current and former officers, directors, employees, equityholders, partners, stockholders, members, advisors, financial advisors, lenders, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Releasing Parties may have against each of the Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to any of the Released Parties occurring or arising on or prior to the date of this Agreement (collectively, “Claims”). Notwithstanding anything to the contrary contained in this Section 11.11, (a) nothing in this Section 11.11 is intended to, nor does it, limit, impair or otherwise modify or affect any Contract existing as of the date hereof by and between the Company or any of the Company Subsidiaries, on the one hand, and the Purchaser Parties or any of their Subsidiaries, on the other hand, or any of such Person’s rights, liabilities or obligations under any such Contract, and (b) Seller’s release on behalf of itself and each of its Releasing Parties pursuant to this Section 11.11 shall be limited to Claims arising out of or in connection with Seller’s ownership of the Shares or the Specified Affiliate Arrangements. For the avoidance of doubt and purposes this Section 11.11, in no event shall the Company or any of the Company Subsidiaries be considered an Affiliate of American Securities LLC.

Section 11.12 Governing Law. This Agreement and the other Transaction Documents and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement and/or the other Transaction Documents or the negotiation, execution or performance of this Agreement and/or the other Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement and/or the other Transaction Documents), shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without giving effect to the conflict of laws principles thereof that might require the application of the laws of another jurisdiction. Notwithstanding anything to the contrary contained herein, any and all claims arising directly or indirectly out of or concerning the Financing (including any claim, controversy or dispute against or involving any Financing Source, including their respective successors and permitted assigns, each of which is hereby intended to be an express third party beneficiary of this Section 11.12) shall be governed by, and construed and enforced in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflicts of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 11.13 Exclusive Jurisdiction; Consent to Service of Process. All claims, actions and proceedings (whether in contract or tort) based upon, arising out of or relating to this Agreement and/or the other Transaction Documents or the negotiation, execution or performance of this Agreement and/or the other Transaction Documents (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement and/or the other Transaction Documents) shall be heard and determined exclusively in any state or federal court sitting in the Court of Chancery of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 11.13 and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing, none of the parties hereto, none of the Seller, the Company, the Company Subsidiaries or any of their respective Affiliates will bring, or support, any action, cause of action, claim, cross-claim, counterclaim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, anywhere other than in (i) any New York State court sitting in the Borough of Manhattan or (ii) the United States District Court for the Southern District of New York.

Section 11.14 Waiver of Jury Trial. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY, THE COMMITMENT LETTER OR ARISING OUT OF THE FINANCING, WHETHER ARISING IN CONTRACT OR IN TORT OR OTHERWISE, INCLUDING IN ANY PROCEEDING AGAINST ANY FINANCING SOURCE. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE

EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.14.

Section 11.15 Expenses. Other than as otherwise set forth herein, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties incurring such costs and expenses.

Section 11.16 Specific Performance.

(a) The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, subject to Section 10.3.

(b) Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such Order.

(c) Subject to Section 10.3, in no event shall the exercise of the Seller’s right to seek specific performance pursuant to this Section 11.16 reduce, restrict or otherwise limit the Seller’s right to terminate this Agreement pursuant to Section 10.1 or the Seller’s right to pursue (subject to Section 10.2) all applicable remedies at law, including seeking money damages. Subject to Section 10.3, each of the parties hereto hereby waives (i) any defenses in any action for specific performance, including the defense that a remedy at law would be adequate and (ii) any requirement under any law to post a bond or other security as a prerequisite to obtaining equitable relief.

(d) Notwithstanding anything to the contrary herein, no party shall be entitled to specific performance to enforce the other party’s obligation to consummate the Acquisition unless (i) all conditions to the other party’s obligation to close set forth in Article 8 or Article 9, as the case may be, have been satisfied or waived (other than those to be satisfied at Closing, but subject to such conditions being capable of being satisfied at Closing), (ii) the party seeking to enforce such obligation stands ready and willing to close the Acquisition, and (iii) in the case of a suit by the Seller or the Company seeking to enforce the Purchaser’s obligation to consummate the Transaction, the Financing has been funded or will be funded in accordance with the terms thereof at the Closing.

Section 11.17 No Recourse. Except as otherwise expressly provided herein, this Agreement may only be enforced against, and any claims or causes of action for breach of this Agreement may only be made against the entities that are expressly identified as parties hereto and no other Person, including any Financing Source, shall have any liability for any obligations or liabilities of the parties to this Agreement for any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith. All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be subject to the limitations in Section 10.2 and Section 11.1 and may be made only against the entities that are expressly identified as parties hereto. No Person who is not a named party to this Agreement, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any named party to this Agreement or any Financing Source (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation, execution or performance; and each party hereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.

Section 11.18 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

Section 11.19 Parent Guaranty. Parent hereby absolutely, unconditionally and irrevocably guarantees to the Seller and the Company the due and punctual payment and performance of, and compliance by the Purchaser with all of the Purchaser’s obligations under this Agreement (including the Purchaser Termination Fee, Other Costs and other fees, costs and expenses for which Purchaser is responsible pursuant to this Agreement). Parent’s obligations under this Section 11.19 shall not be released or discharged by any or all of the following: (i) any change in the time, manner or place of payment of, or in any other term of, all or any of the obligations of the Purchaser under or in respect of this Agreement; (ii) any express amendment or modification of or supplement to this Agreement, or any assignment or transfer of any of the obligations of the Purchaser; (iii) any failure on the part of Purchaser to perform or comply with this Agreement; (iv) any waiver, consent, change, extension, indulgence or other action or any action or inaction under or in respect of this Agreement; (v) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or similar proceeding with respect to the Purchaser or its properties, or any action taken by any trustee or receiver or by any court in any such proceeding, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; (vi) any change in the name or ownership of the Seller or the Company or any other person referred to herein, or (vii) any other act or omission that may or might in any manner or to any extent vary the risk of Parent or otherwise operate as a discharge of Parent as a matter of law or equity. Parent hereby waives (i) notice of acceptance of this guarantee, (ii) presentment and demand concerning the liabilities of Parent and (iii) any right to require that any action be brought against the Purchaser or any other person, or to require that the Company or the Seller seek enforcement of any performance against the Purchaser or any other person prior to any action against Parent under the terms hereof.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

H.B. FULLER COMPANY

By:	/s/ James J. Owens
Name: James J. Owens
Title: President and Chief Executive Officer

HBF WINDSOR HOLDING CO.

By:	/s/ James J. Owens
Name: James J. Owens
Title: Chief Executive Officer

Signature Page – Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

ASP ROYAL ACQUISITION CORP.

By:	/s/ Scott Wolff
Name: Scott Wolff
Title: President

Signature Page – Stock Purchase Agreement

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first above written.

ASP ROYAL HOLDINGS LLC

By:	/s/ Scott Wolff
Name: Scott Wolff
Title: President

Signature Page – Stock Purchase Agreement